As filed with the Securities and Exchange Commission on August 2, 2001

                                                      Registration No. _________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                               CYBER DIGITAL, INC.

                 (Name of Small Business Issuer in its Charter)

             New York                                  3661                           11-2644640
      (State or Jurisdiction                     (Primary Standard                 (I.R.S. Employer
 of Incorporation or Organization)     Industrial Classification Code Number)    Identification Number)

                                 400 Oser Avenue
                                   Suite 1650
                            Hauppauge, New York 11788
                                 (516) 231-1200
          (Address and Telephone Number of Principal Executive Offices)

                                 400 Oser Avenue
                                   Suite 1650
                            Hauppauge, New York 11788
(Address of Principal Place of Business or Intended Principal Place of Business)

                                  J.C. Chatpar
                               Cyber Digital, Inc.
                                 400 Oser Avenue
                                   Suite 1650
                            Hauppauge, New York 11788
                                 (516) 231-1200
            (Name, Address and Telephone Number of Agent For Service)

                                   Copies to:

                            Scott S. Rosenblum, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100

      Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [X]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

                               ------------------

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

                               ------------------

      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

                               ------------------

      If delivery of the Prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box.

                               ------------------


                         CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------
  Title of Each Class of     Number of     Proposed       Proposed    Amount
     Securities to be        Shares to      Maximum       Maximum       of
        Registered               be        Offering      Aggregate  Registration
                             Registered    Price Per      Offering      Fee
                                           Share (1)     Price (1)
-------------------------------------------------------------------------------
Common stock, par value      5,750,000       $0.95       $5,462,500   $1,365.63
$.01 per share
-------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to the Rule 457(o) of the Securities Act, based on the average of the high and low sales prices for our common stock reported on the Over-the-Counter Bulletin Board on July 31, 2001.

                              ---------------------

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                   SUBJECT TO COMPLETION, DATED AUGUST 2, 2001

                               CYBER DIGITAL, INC.


                                5,750,000 Shares

      Of the shares of common stock of Cyber Digital, Inc. covered by this prospectus, 5,000,000 shares may be offered from time to time by Grenville Finance Ltd., a British Virgin Islands corporation. We will be issuing those shares to Grenville Finance pursuant to an equity-line agreement. In its capacity as selling stockholder with respect to those shares, Grenville Finance is an "underwriter" within the meaning of the Securities Act of 1933.

      The remaining 750,000 shares of common stock covered by this prospectus are being offered by Grenville Finance and by Ladenburg Thalmann & Co. Inc. Those shares are issuable upon exercise of warrants we granted to Grenville Finance and Ladenburg Thalmann.

      Our common stock is listed on the Over-the-Counter Bulletin Board under the symbol "CYBD."

      INVESTING IN CYBER DIGITAL'S COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                The date of this prospectus is __________, 2001.

                                TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----

Calculation of Registration Fee..............................................2
Prospectus Summary...........................................................3
Risk Factors.................................................................5
Forward-Looking Statements...................................................9
Use of Proceeds..............................................................9
Market for Common Stock......................................................9
Management's Discussion and Analysis of Financial Condition and
  Results of Operations.....................................................10
Business....................................................................13
Glossary of Terms...........................................................23
Property....................................................................25
Legal Proceedings...........................................................25
Management..................................................................25
Certain Transactions........................................................31
Description of Securities...................................................31
Equity-Line Agreement.......................................................33
Selling Shareholders........................................................38
Plan of Distribution........................................................38
Legal Matters...............................................................39
Experts.....................................................................39
Where You Can Find More Information.........................................39
Index to Financial Statements ..............................................40

                               PROSPECTUS SUMMARY

      This summary highlights certain information we present more fully in the rest of this prospectus. We encourage you to read the entire prospectus carefully.

Cyber Digital, Inc.

      We design, develop software for, manufacture and market a vast array of high-performance Internet infrastructure systems, such as routers, gateways, firewalls and servers used by Internet service providers to create next-generation digital broadband and virtual private network, or "VPN," services. We also design, develop software for, manufacture and market a range of advanced digital-voice-switching infrastructure equipment for private and public switched-voice-network operators worldwide, especially in developing countries. Our mission is to become the leading supplier of (1) digital broadband systems in the United States, and (2) digital voice switches to developing countries. We believe that service providers can offer affordable yet modern voice and broadband Internet services by exclusively using our vast array of voice and Internet systems without buying any equipment from our competitors.

The Offering

      This prospectus covers up to 5,750,000 shares of our common stock that we expect will be sold by the selling shareholders identified in this prospectus.

      Of those shares, 5,000,000 shares may be offered from time to time by Grenville Finance Ltd., a British Virgin Islands corporation. We will be issuing those shares to Grenville Finance pursuant to an equity-line agreement dated as of July 2, 2001.

      In the equity-line agreement, Grenville Finance committed to provide us with up to $6,000,000 as we request it over a 30-month period, in return for shares of our common stock. Once every 30 trading days we may request that Grenville Finance purchase shares of our common stock, at a specified discount to the market price, for an aggregate purchase price, referred to in the equity-line agreement as an "investment amount." No investment amount may be less than $100,000 or exceed the lesser of (1) $250,000 and (2) an amount determined by reference to the daily volume weighted average price, or "VWAP," during the 22 trading days preceding the optional purchase notice, as well as the reported daily trading volume during the same period. The aggregate of all investment amounts over the 30-month term may not exceed $6,000,000. Under the equity-line agreement, we may not deliver more than 24 optional purchase notices over the 30-month term. We are under no obligation to deliver an optional purchase notice for any period.

      The 22-day trading period following delivery of an optional purchase notice is referred to as a "valuation period," and each valuation period is divided into two settlement periods of 11 days each. The number of shares to be purchased by Grenville Finance will be determined on a daily basis during each valuation period, and the actual investment amount for that settlement period is determined at the closing following that settlement period. The number of shares we sell with respect to any valuation period will also be reduced if the price of our common stock falls below any floor price that we specify in an optional purchase notice.

      The remaining 750,000 shares of common stock covered by this prospectus are being offered by Grenville Finance and by Ladenburg Thalmann & Co. Inc. Those shares are issuable upon exercise of warrants we issued to Grenville Finance (in consideration for its commitment to purchase our shares under the equity-line agreement) and Ladenburg Thalmann (in consideration for having introduced us to Grenville Finance).

Summary Financial Data

      The following table contains summary financial data for our business. The statement of operations data for the fiscal years ended March 31, 1999, 2000 and 2001 and the balance sheet data at March 31, 2000 and 2001 are derived from our audited financial statements, which have been audited by Albrecht, Viggiano, Zureck & Company,

P.C., independent auditors, and are included elsewhere in this prospectus. Historical results are not necessarily indicative of future results.

                                             Year Ended
                                              March 31,
                                    ----------------------------
                                       1999      2000      2001
                                       ----      ----      ----
                                    (in thousands, except per-share
                                    amounts)
Statement of Operations Data:
Revenues......................         $  280     $  7     $  37
Cost of revenues..............            135        4        29
Gross profit..................            145        3         8
Operating expenses
    Research and development..            650      633       316
    Selling, general and                1,682    1,380     1,265
administrative................
Operating income (loss).......        (2,187)  (2,010)   (1,573)
Net income (loss).............        (2,762)  (2,089)  $(1,563)
Primary net income (loss) per
common share .................         $(.13)   $(.11)    $(.08)
Weighted average number of
  shares outstanding..........      17,386,05318,517,4519,517,679


                                                 As of March 31,
                                                 2000      2001
                                                 ----      ----
Balance Sheet  Data:

Cash and cash equivalents.....                  $1,651       $81
Working capital...............                   2,018       317
Total current assets..........                   2,301       778
Goodwill......................                       0         0
Total assets..................                   2,524       931
Current liabilities...........                     283       461
Total liabilities.............                     283       461
Shareholders' equity..........                   2,241       470

                                  RISK FACTORS

      Any investment in our common stock involves a high degree of risk. You should carefully consider the following risks relating to our business and our common stock, together with the other information described elsewhere in this prospectus. If any of the following risks actually occur, our business could be materially affected, the trading price of our common stock could decline, and you might lose all or part of your investment. The risks and uncertainties described below are, however, not the only ones facing us. Additional risks and uncertainties not currently known to us or that we currently consider immaterial may also impair our operations.

                                 Our Operations

We have a history of operating losses and we anticipate future losses.

      Since inception, we have generated limited revenues from the sale of our products. We incurred losses of $1,563,233 and $2,089,756, respectively, for the fiscal years ending March 31, 2001 and 2000, and we anticipate that losses will continue until such time, if ever, as revenue from operations is sufficient to offset our operating costs.

We will need significant additional funds, which we may not be able to obtain.

      Our cash requirements may exceed the amounts available under our equity-line agreement with Grenville Finance and cash generated from operations. In addition, business and economic conditions may make it unfeasible or undesirable to exercise our put rights under the equity-line agreement at every opportunity, and we may only do so once every 30 days. Consequently, we may need to secure additional sources of funding.

      We have historically satisfied our working capital requirements through the public and private issuances of equity securities and borrowings from government agencies. We will continue to seek additional funds through such channels and from collaborative and other arrangements with corporate partners. However, we may not be able to obtain, from these or other sources, adequate funds when needed or funding that is on terms acceptable to us. If we fail to obtain sufficient funds, we may need to delay, scale back or terminate some or all of our research-and- development programs and our anticipated expansion or otherwise curtail our operations.

We expect to have substantial foreign sales, so our business is subject to the additional risks associated with doing business overseas.

      We expect that a substantial portion of our revenues will derive from sales of our products in foreign markets. Accordingly, we will be subject to all of the risks associated with foreign trade. These risks include shipping delays, increased credit risks, trade restrictions, export duties and tariffs, fluctuations in foreign currency, and uncertainties in international, political, regulatory and economic developments.

      In addition, we anticipate that our foreign operations will require us to devote significant resources to system installation, training and service, areas in which we have limited experience.

We may be unable to adapt to the rapid technological change that characterizes our industry.

      The technology related to digital switching and networking systems, including Internet Protocol (IP) packet-based high-speed broadband systems, is evolving at a rapid pace. To ensure that our current systems do not become obsolete, we will need to invest significant time and resources in research and development and testing.

We cannot guarantee that there will be a market for our systems.

      The market for IP packet-based digital broadband systems is in the early stages of development. Consequently, we cannot accurately predict whether the market for our systems will fail to develop, grow more slowly than anticipated, or become saturated with competitors. Various digital-broadband-based Internet service providers are testing systems from various suppliers for various applications. Although we have resolved certain critical issues facing commercial use of digital broadband for Internet and local area network access, including security, reliability, ease and cost of access and quality of service, we cannot guarantee market acceptance of our Internet systems.

Our limited marketing activity may materially adversely affect our business.

      If our systems are to be accepted by the market, we will need to create an awareness of, and demand for, our systems. We have not yet engaged in such marketing activities to any significant degree, as we lack the resources to do so. Furthermore, any such marketing activities that we engage in may prove unsuccessful.

The market in which we operate is intensely competitive, and we may not be able to compete effectively, especially against established industry competitors.

      We operate in an intensely competitive business. Among our principal competitors are well-established foreign and domestic companies, including Lucent Technologies, Nortel Networks, Siemens Corp., L.M. Ericsson Corp., Alcatel Telecom, and others that have developed systems that perform many of the same functions as our systems. In addition, computer networking companies engaged in empowering the Internet include companies such as Cisco Systems Inc., Juniper Networks, Check Point Software Technologies, Novell Inc., 3Com, and IBM Corp. which dominate the industry. All of these companies have substantially greater financing, marketing personnel and other resources than we do. In addition, they have established reputations for success in developing, selling, and servicing digital switching and networking and related systems and have established significant market penetration for their systems. These competitors also have the research-and-development capabilities and financial and technical resources necessary to enable them to respond to technological advances as well as evolving industry standards.

Our operating results may fluctuate.

      Our operating results could vary from period to period as a result of the time it takes to complete a sale. Our sales cycle for government contracts generally starts when a prospective customer issues a request for a proposal and ends when we sign a sales contract with that customer, and typically lasts from three to 12 months. The period from signing of the sales contract until delivery, installation, and acceptance of a system (which is when we recognize revenues) typically ranges from two to 18 months. The principal factors affecting delivery and installation time are the configuration and complexity of the system and the availability of third-party hardware components.

      Other factors contributing to fluctuation of our operating results include the timing of introduction of new systems by us and by our competitors and fluctuation in expenses, whether related to sales and marketing, product development, or administration.

We have obtained and expect to continue to secure a portion of our government contracts through competitive bidding.

      Competitive bidding is typically a lengthy process that often results in resources being expended on bids that are not accepted. Additionally, inherent in the competitive bidding process is the risk that actual costs may exceed projected costs used in calculating the bid price. Moreover, we may be required to post bid or performance bonds in connection with contracts with government agencies. To date, our limited capital resources have restricted our ability to obtain bonds and to bid on larger contracts, and we may find ourselves similarly restricted in the future.

We depend on third parties to market and sell of our systems.

      We rely significantly on indirect sales channels to market and sell our systems. Our current agreements with indirect sales channels are non-exclusive, and we anticipate that any such agreements we enter into in the future will also be non-exclusive. Non-exclusivity allows these sales channels to resell systems offered by our competitors. Furthermore, our agreements are generally short-term, and can be cancelled by these sales channels without significant financial consequence. We cannot control how these sales channels perform and cannot be certain that either we or our customers will be satisfied by their performance. Also, many of these companies compete with us.

Our ability to compete will suffer if we are unable to protect our patent rights and trade secrets or if we infringe the proprietary rights of third parties.

      We rely solely on trade secret, copyright, and trademark laws to protect our proprietary software and hardware technology. We do not hold any patents and we have not filed any patent applications that relate to any of our technology. Our competitors may learn our trade secrets or develop them independently. In addition, we seek to protect our trade secrets and other proprietary information in part by means of confidentiality agreements with our collaborators, employees, and consultants. If any of these agreements is breached, we may be without adequate remedies. Costs related to settling any disputes that may arise from our need to protect our proprietary rights may be significant.

      Although we do not believe that we are infringing on any patent or other proprietary rights, others may claim that we are doing so. Any such claim would likely be time-consuming and expensive to defend, particularly if we are unsuccessful, and could prevent us from selling our products or services. In addition, we may also be forced to enter into costly and burdensome royalty and licensing agreements.

The loss of J.C. Chatpar would likely have an adverse effect on our business.

      Our future success will depend largely on our ability to retain the services of J.C. Chatpar, our founder, President and Chief Executive Officer. Mr. Chatpar is primarily responsible for developing our proprietary technology and managing our company, including its business development and marketing functions. We currently have a three-year employment contract with Mr. Chatpar that prevents him from competing with us during his employment. We do not have a "key person" life insurance policies for any of our personnel, including Mr. Chatpar. If we lose Mr. Chatpar's services, it would have a material adverse effect on our business.

Our success depends on our ability to hire and retain management personnel.

      Our success also depends on our ability to hire and retain skilled operating, marketing, technical, financial and management personnel. In the telecommunications and network systems business sectors, competition in connection with hiring and retaining skilled and dependable personnel is intense. We may not offer salaries or benefits that are competitive with those offered by our competitors or by universities, research entities and other organizations, which may have significantly more resources than we have. We may not succeed in hiring and retaining such personnel.

We depend on third-party suppliers.

      We depend on others to manufacture of all of the component parts we incorporate into our systems. We purchase our component parts from numerous third-party manufacturers and believe that numerous alternative sources of supply are readily available for most component parts. We depend on our suppliers to satisfy performance and quality specifications and to dedicate sufficient production capacity for components within scheduled delivery times. We do not maintain contracts with any of our suppliers; instead, we purchase our system components pursuant to purchase orders placed from time to time in the ordinary course of business. This means we are vulnerable to unanticipated price increases.

      We depend on a single supplier for certain semiconductor chips, such as Pentium processors from Intel Corporation, ISDN chips from Motorola, PLDs and FPGAs from Altera, and T-1 chips from Rockwell Semiconductors. If any of these semiconductor chips are discontinued, we would have to redesign some of our systems by using other vendors' components. This would likely result in delays.

We have suffered cutbacks of digital voice switches sales to our customers.

      We have in the past reduce sold our digital voice switches to defense agencies of the United States and to China. Due to cutbacks in defense spending, we do not anticipate future sales of our systems to these customers, and we may not be able to replace these customers.

We are subject to various governmental regulations.

      The telecommunications and related networking industries in which we compete are highly regulated in both the United States and internationally. Imposition of public carrier tariffs and taxation of telecommunications services could significantly reduce demand for our systems. Furthermore, regulation or deregulation of public carrier services in the United States or elsewhere, as exemplified by recent proposals to permit local carriers to manufacture switching equipment, may determine the extent to which we will be able to enter and penetrate markets in the United States and internationally and may result in significantly increased competition.

      Furthermore, our systems must comply with equipment, interface, and installation standards promulgated by communications regulatory authorities and industry standards imposed by domestic and foreign carriers. Changes in these standards could result in our incurring additional expenses.

                                 Our Securities

Trading in our common stock may be limited.

      Our common stock is quoted on the Over-the-Counter Bulletin Board. The Over-the-Counter Bulletin Board is not, however, an exchange, and trading in securities on the Over-the-Counter Bulletin Board is often more sporadic than trading in securities listed on an exchange or NASDAQ. Consequently, you may have difficulty reselling any shares of our common stock that you purchase from the selling stockholders.

Because "penny stock" rules apply to trading in our common stock, you may find it difficult to sell the shares you purchase in this offering.

      Our common stock is a "penny stock," as it is not listed on an exchange and trades at less than $5.00 a share. Broker-dealers who sell penny stocks must provide purchasers of these stocks with a standardized risk-disclosure document prepared by the SEC. This document provides information about penny stocks and the nature and level of risks involved in investing in the penny-stock market. A broker must also give a purchaser, orally or in writing, bid and offer quotations and information regarding broker and salesperson compensation, make a written determination that the penny stock is a suitable investment for the purchaser, and obtain the purchaser's written agreement to the purchase. Consequently, the penny stock rules may make it difficult for you to sell your shares of our common stock.

Issuance of our reserved shares of common stock may significantly dilute the equity interest of existing stockholders.

      Under equity-line agreements with Grenville Finance, the number of shares of common stock issued as a result of our exercising our put rights is based on a formula tied to the market price of our common stock. The lower the average trading price of our common stock at the time we exercise a put, the greater the number of shares of our common stock that will be issued. Accordingly, this causes a greater risk of dilution. The perceived risk of dilution may cause some of our stockholders to sell their shares, which could have a depressive effect on the price of our common stock.

We expect that our stock price will be volatile.

      Like the stock of many small-capitalization companies, the market price for our common stock has been volatile for reasons not necessarily related to our performance or asset value, and we expect that it will continue to be so for the foreseeable future. In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. If securities class action litigation is brought against us, such litigation could result in substantial costs and would divert management's attention and resources.

We may be unable to access all or part of our equity line of credit.

      If our stock price and trading volume fall below established levels, then we will not be able to draw down all $6 million pursuant to equity-line agreement with Grenville Finance. In addition, business and economic conditions may not make it feasible to exercise our rights under this facility. Furthermore, if we are unable to keep effective the registration statement of which this prospectus forms a part, or if our common stock is delisted from the over-the-counter Bulletin Board, or if we experience a material adverse change to our business, among other factors, then Grenville Finance's obligations to purchase our shares under the equity-line agreement will terminate permanently.

Our President and Chief Executive Officer controls a significant percentage of our common stock.

      On August 1, 2001, 2001, J.C. Chatpar, our President and Chief Executive Officer, owned beneficially approximately 37.1% of our outstanding common stock. Mr. Chatpar is able to influence all matters requiring stockholder approval, including election of directors and approval of significant corporate transactions. This concentration of ownership, which is not subject to any voting restrictions, could limit the price that investors might be willing to pay for our common stock. In addition, Mr. Chatpar is in a position to impede transactions that may be desirable for other stockholders. He could, for example, make it more difficult for anyone to take control of us.


                           FORWARD-LOOKING STATEMENTS

      Many statements made in this prospectus under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are not based on historical facts. The words "expects," "anticipates," "estimates," "intends," "believes," "plans" and similar expressions are intended to identify forward-looking statements. We believe that based on information available to us on the date of this prospectus, but we cannot assure you, that these assumptions and expectations will prove to have been correct or that we will take any action that we may presently be planning. We disclosed several important factors that could cause our actual results to differ materially from our current expectations under "Risk Factors" and elsewhere in this prospectus. You should understand that forward-looking statements made in connection with this offering are necessarily qualified by these factors. We are not undertaking to publicly update or revise any forward-looking statement if we obtain new information or upon the occurrence of future events or otherwise.


                                 USE OF PROCEEDS

      We will not receive any proceeds from any sales of the shares by the selling stockholders. We will, however, receive up to $6.0 million of proceeds from the sale of shares of our common stock to Grenville Finance under our common stock purchase agreement with them. We plan on using those proceeds for working capital and general corporate purposes.


                             MARKET FOR COMMON STOCK

      Our common stock is quoted on the Over-the-Counter Bulletin Board under the symbol "CYBD." The following table shows the quarterly high and low trade prices on the Over-the-Counter Bulletin Board. The prices reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not represent actual transactions.

                                                   Price Per Share
                                                  High         Low
                                                  ----         ---
Fiscal Year Ended March 31, 2001
      First Quarter                               $2.53       $0.75
      Second Quarter                               2.25        1.03
      Third Quarter                                1.43        0.59
      Fourth Quarter                               1.15        0.47

Fiscal Year Ended March 31, 2000
      First Quarter                               $5.53       $2.72
      Second Quarter                               5.06        3.06
      Third Quarter                                5.87        3.25
      Fourth Quarter                               5.62        2.50

Fiscal Year Ended March 31, 1999
      First Quarter                               $1.81       $1.19
      Second Quarter                               1.56        0.50
      Third Quarter                                0.87        0.22
      Fourth Quarter                               3.12        0.65


      On July 31, 2001, the last reported sale price of our common stock as reported by the Over-the-Counter Bulletin Board was $0.95 per share. On that date, there were 20,197,348 shares of our common stock outstanding, held of record by approximately 500 holders. We believe that on July 31, 2001, there were more than 2,400 beneficial holders of our common stock.

      We have not paid cash dividends in the past and do not intend to pay cash dividends in the foreseeable future.


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read this discussion and analysis of our financial condition and results of operations in conjunction with our financial statements, including the notes thereto, included elsewhere in this prospectus.

Overview

      We design, develop software for, manufacture and market a vast array of high-performance Internet infrastructure systems, such as routers, gateways, firewalls and servers used by Internet service providers to create next-generation digital broadband and virtual private network, or "VPN," services. We also design, develop software for, manufacture and market a range of advanced digital-voice-switching infrastructure equipment for private and public switched-voice-network operators worldwide, especially in developing countries. Our mission is to become the leading supplier of (1) digital broadband systems in the United States, and (2) digital voice switches to developing countries. We believe that service providers can offer affordable yet modern voice and broadband Internet services by exclusively using our vast array of voice and Internet systems without buying any equipment from our competitors.

      Under the AT&T Alliance program, we provided Internet services to many medium and small businesses in the Boston area for a period of one-year ending February 2001, when our agreement with AT&T terminated. During this period we successfully tested all our Internet systems, including CBIG, CIAN, CFW and CWEB, for both local-loop digital broadband and VPN applications. Our Internet systems provided network availability in excess of 99.999% when we provided Internet services in alliance with AT&T. We believe that our systems are ideally suited for the next-generation of local-loop digital broadband networks requiring increased reliability, performance, scalability, interoperability, and flexibility. Our strategy is to market our Internet systems to Internet service providers who are willing to build the next-generation local-loop digital broadband networks in the aftermath of the industry shakeout related to the collapse of DSL. (See "Business--Industry Background--Failure of 1996 Telecommunications Act.")

      In the aftermath of that shakeout, we believe that we are poised to be the leading supplier of local-loop digital broadband systems. There is abundant capacity of optically-enabled IP backbone network between all major cities in the United States, but as yet businesses or consumers do not have adequate access to that capacity. Our high-performance distribution routers are specifically designed to allow Internet service providers to meet the requirements of local-loop digital broadband networks. We believe that we will establish a strong market position with early adopters of this technology and will build on this position as the market reestablishes itself.

      Just recently, we developed a strong foothold in the Nigerian telecommunications market by having our digital wireless telephone network solution accepted by five states. In addition, we were recently selected, over established companies such as Siemens and Alcatel, to provide Nigeria with a 10,000-line telephone network. Since we offer affordable telecommunications as well as Internet capability , the Nigerian authorities have selected us as the ideal supplier of telephone and Internet systems. We envisage supplying $35 million of our digital wireless switching systems to five states and $26 million of our fiber optic landline switching systems to the government of Nigeria. Payment terms for these sales are 50% cash-in-advance and the remaining balance paid through an irrevocable confirmed letter of credit.

Results of Operations

Year Ended March 31, 2001, Compared to Year Ended March 31, 2000

Net sales

      Net sales for the year ended March 31, 2001 (referred to as "fiscal year 2001"), were $37,539 representing an increase of $31,042, or approximately 477% from $6,497 for the year ended March 31, 2000 (referred to as "fiscal year 2000"). Increases in sales were due to our strategic shift to enter digital broadband business.

Gross margin

      We include in our cost of goods sold the materials and labor used, subcontractor costs, and overhead incurred in manufacturing our systems. Gross margins decreased from approximately 44% to approximately 22% of net sales from fiscal year 2000 to fiscal year 2001. Decrease in gross margins was primarily attributable to increase in initial service costs for digital broadband services rendered to customers.

Selling, general, and administrative

      Selling, general, and administrative expenses decreased from $1,379,924 in fiscal year 2000 to $1,265,844 in fiscal year 2001, representing a decrease of $114,080. The absolute dollar selling, general, and administrative expenses in fiscal year 2000 and fiscal year 2001 were principally the result of selling expenses incurred with respect to introductory and exploratory marketing efforts in the U.S and Nigeria.

Research and development

      Research and development expenses decreased from $633,358 in fiscal year 2000 to $316,117 in fiscal year 2001, representing a decrease of $317,241, or approximately 50%. The decrease in research and development expenses was primarily due to our completing development of Internet systems. All development costs are expensed in the period incurred.

Income (loss) from operations

      Loss from operations in fiscal year 2001 was $(1,573,548), or $(.08) per share, as compared with $(2,010,457), or $(.11) per share, in fiscal year 2000. The decrease in loss from operations was primarily due to overall decrease in operating expenses.

Net income (loss) available to common stockholders

      As a result of the foregoing, the net loss in fiscal year 2001 was $(1,563,233), or $(.08) per share, as compared to a net loss of $(2,089,756), or $(.11) per share, in fiscal year 2000.

Liquidity and Capital Resources

      Our ability to generate cash adequate to meet our needs results primarily from sale of preferred and common stock and cash flow from operations. Total working capital decreased by $1,701,010 to $316,752 at March 31, 2001, from $2,017,762 at March 31, 2000. The current ratio of current assets to current liabilities decreased to 1.7 to 1 as at March 31, 2001, from 8.1 to 1 as at March 31, 2000. Current levels of inventory are adequate to meet sales for the next six months. We believe that our current sources of liquidity will be sufficient to meet our needs for the next 30 months, given Grenville Finance's commitment to purchase $6 million of our common stock under our equity-line agreement with them. We believe that we will be able to obtain additional funds those available under the equity-line agreement, if required for future needs.

      We used $16,042 and $29,305 during fiscal year 2001 and fiscal year 2000, respectively, for investing activities. The cash used for investing activities relates primarily to purchases of equipment in fiscal year 2001 and fiscal year 2000. During fiscal year 2001 and fiscal year 2000, production equipment capacity was expanded to include testing of Internet systems.

      Net cash provided (used) in financing activities was $(243,419) and $3,302,160 for fiscal year 2001 and fiscal year 2000, respectively.

      On July 11, 1996, we concluded a private placement of our Series A preferred stock and accompanying warrants to accredited institutional investors and received net proceeds of approximately $7.1 million. The Series A preferred stock was issued without registration in reliance on Regulation S promulgated under the Securities Act. We used some of the proceeds from this offering to retire long-term debt, redeem shares of Series A preferred stock prior to conversion, and fund research-and-development, marketing, and production expenses. All of the shares of Series A preferred stock have been converted or redeemed, and none remain outstanding. On July 10, 2001, there expired warrants to purchase, at $6.35 per share, 824,013 shares of Series A preferred stock.

      On December 30, 1996, we concluded a private placement of 2,000 shares of our Series B-1 preferred stock to Syndicated Communications Venture Partners III, L.P., and received net proceeds of $1.7 million. The Series B-1 preferred stock was issued without registration in reliance on Section 4(2) of the Securities Act. On each of December 30, 1997, and December 30, 1998, the Series B-1 preferred stockholders received a 10% stock dividend of 200 and 220 shares, respectively, of Series B-1 preferred stock in accordance with the terms of the private placement. On April 14, 1999, all of outstanding shares of Series B-1 preferred stock were converted into 861,230 shares of our common stock at a conversion price of $2.89 per share.

      On July 12, 1999, we concluded a private placement of 310 shares of our Series C preferred stock to accredited investors and received net proceeds of approximately $310,000. In connection with this placement, we issued to accredited investors warrants to purchase an aggregate of 12,710 shares of our common stock at an exercise price of $6.00 per share. The Series C preferred stock was issued without registration in reliance on Section 4(2) of the Securities Act.

      On October 5, 1999, we concluded a private placement of 3,000 shares of our Series D1 Preferred Stock to an accredited institutional investor and received net proceeds of approximately $2.7 million. In connection with this placement, we issued to the accredited institutional investor warrants to purchase an aggregate of 190,678 shares of our common stock at an exercise price of $5.70 per share for an aggregate amount of $1,086,865. In connection with this transaction, the Zanett Securities Corporation, financial advisor to our company, was issued a warrant to purchase 45,000 shares of our common stock at an exercise price of $5.70 per share. The Series D1 Preferred Stock was issued without registration in reliance on Section 4(2) of the Securities Act. All shares of Series D1 preferred stock have been converted or redeemed, and none remain outstanding. All the accompanying warrants are, however, outstanding.

      In March 2001, we concluded a private placement of 645,253 restricted shares of our common stock to certain accredited investors and received net proceeds of $300,000. These securities were issued without registration in reliance on Section 4(2) of the Securities Act.

      As of July 2, 2001, we entered into an equity-line agreement with Grenville Finance, the selling shareholder under this prospectus. For further information on this transaction, see "Equity-Line Agreement."

      Based on amounts received in the Series A, Series B, Series C, Series D1 preferred stock financings and our entry into the equity-line agreement, together with the expected exercise of options and warrants and expected cash flow from operations, we believe that our sources of capital will be adequate to satisfy anticipated capital needs for the next 30 months.

Impact of Inflation

      Inflation has historically not had a material effect on our operations.


                                    BUSINESS

      We design, develop software for, manufacture, and market a vast array of high-performance Internet infrastructure systems, such as routers, gateways, firewalls and servers used by Internet service providers to create next-generation digital broadband and virtual private network, or "VPN," services. We also design, develop software for, manufacture and market a range of advanced digital-voice-switching infrastructure equipment for private and public switched-voice-network operators worldwide, especially in developing countries. Our mission is to become the leading supplier of (1) digital broadband systems in the United States, and (2) digital voice switches to developing countries. We believe that service providers can offer affordable yet modern voice and broadband Internet services by exclusively using our vast array of voice and Internet systems without buying any equipment from our competitors.

      Unlike our competitor's systems, our systems are neither labor nor capital intensive but are software intensive. This capability, in contrast to that of our competitors', makes our systems more affordable for both voice and Internet network operators worldwide. Our digital voice switching and Internet protocol, or "IP," infrastructure systems are based on our proprietary operating system software, which provides high performance, reliability, and functionality.

      Our digital voice and Internet infrastructure systems address every facet of building affordable yet modern telecommunication and digital broadband networks. Our voice and Internet switching systems can use fiberoptic or digital wireless transmission, which enable developing countries such as Nigeria to easily and rapidly deploy telecommunications services to consumers within months rather than years. We believe that we are one of a very few, if not the only, company in the world with proprietary distributed-digital-switching technology. Our systems are ideally suited for the United States, in the aftermath of the industry shakeout related to the collapse of DSL (see "Business--Industry Background--Failure of the 1996 Telecommunications Act."), as well as developing countries such as Nigeria. Just recently, we developed a strong foothold in the Nigerian telecommunication market by having our digital wireless telephone network solution accepted by five states. In addition, we were recently selected, over established companies such as Siemens and Alcatel, to provide Nigeria with a 10,000-line telephone network. Since we offer affordable telecommunications as well as Internet capability, the Nigerian authorities have selected us as the ideal supplier of telephone and Internet systems. We envisage supplying $35 million of our digital wireless switching systems to five states and $26 million of our fiber optic landline switching systems to the government of Nigeria.

      In the aftermath of the industry shakeout related to the collapse of DSL, we believe that we are poised to be the leading supplier of local-loop digital broadband systems. There is abundant capacity of optically-enabled IP backbone network between all major cities in the United States, but as yet businesses or consumers do not have adequate access to that capacity. Our high-performance distribution routers are specifically designed to allow Internet service providers to meet the requirements of local-loop digital broadband networks. We believe that we will establish a strong market position with early adopters of this technology and will build on this position as the market reestablishes itself.

      Cyber Digital is a New York corporation; it was formed on April 4, 1983. Our executive offices are located at 400 Oser Avenue, Suite 1650, Hauppauge, New York 11788, and our telephone number is (631) 231-1200. Our Web site is www.cyberdigitalinc.com.

Industry Background

A $250 Billion International Target Market

      The tremendous growth of the Internet has revolutionized the communications industry. Today, the Internet connects millions of people around the world who are able to share information instantly without regard to geographic boundaries. The Internet exists on a voice network; without this network in place, users cannot take advantage of powerful Internet applications.

      In developed countries, such as the United States, the requisite voice network is already in place, so the number of Internet users is growing at unprecedented rates. In developing countries such as Nigeria, China, India, and Brazil, there is at best a limited basic voice network, leaving many of these nations struggling to take part in the Internet revolution.

      The demand for Internet applications, such as distance learning, municipal virtual private networks, and medical and emergency communications systems have induced developing countries to aggressively invest in communications infrastructure. These countries must first build a basic voice network, the platform of the Internet, before they can become part of this information revolution.

      The following table shows projected five-year communication infrastructure spending for selected countries, according to Pyramid Research:

  Projected Communication Infrastructure Investment
                       by 2005
  ---------------------------------------------------
             Number Lines
                Built           Cumulative Investment
  Country   (in thousands)       (US$, in millions)
  ---------------------------------------------------
  China         91,042               172,077
  ---------------------------------------------------
  India         41,387                44,366
  ---------------------------------------------------
  Brazil        15,881                34,009
  ---------------------------------------------------
  Nigeria        5,000                 7,000
  ---------------------------------------------------

      Unlike technologically advanced countries, where the existing public voice network consists of centralized digital switches, developing countries are seeking an alternative cost-effective approach, such as our distributed digital wireless switching systems. We believe that the trend in the telecommunications industry towards distributed switching from monolithic centralized switching is similar to the trend in the computer industry towards distributed- networking personal computers as opposed to centralized mainframe computers. Just as in the computer industry personal computing has been brought closer to users, our distributed wireless switching systems are also being installed closer to groups of subscribers, thereby dramatically reducing the cost of cabling. We believe that with our distributed wireless switching system, public telephone operating companies in developing countries can rapidly provide telephone services to their customers. It is substantially easier to install small, distributed switches than large monolithic centralized switches with their corresponding long cabling infrastructure. We believe that our digital wireless voice switches are well suited for developing countries.

A $32 Billion Domestic Market

      We believe that a substantial market opportunity exists in the United States as a result of the convergence of seven factors:

     o the growing demand for high-speed access to the Internet and virtual private networks, or "VPNs";

     o the inherent limitations of modems as a means of connecting to data networks;

     o large companies wanting to create enterprise-wide networks to improve the productivity of their branch-office workers;

     o small and medium-sized businesses wanting to have an integrated gateway solution for their networking requirements;

     o emergence of IP frame-relay or private-line packet-switched "broadband" technology;

     o    business wanting "firewall" or data security; and

     o    problems arising from the 1996 Telecommunications Act.

These factors are discussed immediately below.

Growing Demand for High-Speed Access to the Internet and Virtual Private
Networks

      Currently, business spending for connecting remote workers, branch offices, and corporate headquarters to each other and to customers, suppliers and partners -- either through the Internet or VPNs -- is large and growing. International Date Corporation estimates that investment in U.S. market for digital "broadband" network services will grow from $17 billion in 1999 to $32 billion by 2003. Much of that growth is expected to result from increased demand for e-mail, web hosting services, e-commerce, business-to-business e-services, software application services, and web-site operations, and real-time video services and applications.

Limitations of Dial-up, ISDN, and DSL

      The vast majority of Internet users access data networks through slow dial-up modems, an integrated services digital network, or "ISDN," line, or a digital subscriber line, or "DSL," line with speeds typically of 56 Kbps, 128Kbps, and 640 Kbps, respectively. DSL technology is very sensitive to the quality of the existing voice lines. Therefore, DSL service is severely limited by the length of wire from the central office of an incumbent local exchange carrier, or "ILEC," to a subscriber location. This is generally less than 12,000 feet, which represents less than 10% of the total market. This shortcoming is created by the ILEC's existing voice grade lines and is incurable. A local loop digital broadband solution using CIAN distribution router provides 1.5Mbps ("T-1") to 45Mbps ("T-3") service without any distance limitations and does not use ILEC voice lines.

Large Businesses Need to Create Enterprise-wide Networks to Improve Branch-Office-Worker Productivity

      Many large companies are currently interconnecting increasing numbers of branch and remote offices by point-to-point high-speed T-1 carrier-grade lines to their local area networks. This approach is very expensive. These companies face the challenge of finding a cost- effective way to make their branch and remote office workers as productive as those who have access to all of the high-performance communications and networking resources available to workers located at corporate headquarters. A high-speed VPN solution, such as cyber virtual private network, or "CVPN," that encompasses access to the corporate local area network, the Internet, the corporate video conferencing system, customers, suppliers and partners could substantially increase branch office worker productivity.

Small and Medium Businesses Need an Integrated Gateway Solution

      A significant number of small and medium-sized businesses cannot afford to connect to Internet at broadband speeds, as that would require each such business purchase expensive equipment such as a router, Ethernet-to-T-1 converter, IP frame relay and private line equipment, CSU/DSU, firewall, e-mail server, Web server, and so forth. This equipment presents the prospect of additional points of failure and the increased costs inherent in using equipment from a number of different vendors. We believe that these businesses can benefit from the uniqueness of our CBIG product, which combines all the functions and features required by a customer end network in one box about the size of a reference handbook.

Emergence of IP Frame-Relay or Private-Line Packet-Switched "Broadband"
Technology

      "IP frame relay or private line" is a packet-switching-based "broadband" technology that dramatically increases the data-carrying capacity over standard T-1 or T-3 carrier-grade copper lines. It also dramatically increases the reliability of packet data transmission because of end-to-end integrity and connectivity. We believe IP frame-relay or private-line packet-based networks are significantly more efficient than traditional point-to-point networks and allow end users to connect to any location that can be assigned an IP address. Traditional point-to-point networks, including the traditional telephone networks and private-line data networks, are less efficient because they require a dedicated connection between two locations. Our CBIG gateway IP frame-relay or private-line packet-based networks allow multiple users to share connections between locations.

Businesses Need "Firewall" or Data Security

      Security of data transmission over the Internet is of paramount importance to businesses and is referred to in the industry as a "firewall". This firewall must exist at the customer's premises. CFW and CBIG provides the "ultimate firewall" by IP packet filtering, IP masquerading, IP tunneling and IP encryption security, or "IPSec." This firewall capability makes an enterprise-wide VPN a reality.

Failure of 1996 Telecommunications Act

      The 1996 Telecommunications Act, as amended, allows competitive carriers to leverage limited parts of the existing ILEC infrastructure, as opposed to building a competing similar infrastructure. This act requires all ILECs to allow competitive carriers to co-locate their access (DSL) equipment only (no digital switches, packet switches, or broadband routers) along with ILEC equipment in ILEC central offices, which enables competitive carriers to access end users through existing telephone line connections. ILEC existing telephone line infrastructure is a "narrowband" network, however, and suitable for analog voice transmission or DSL service limited to 12,000 feet. The infrastructure limitation of (1) low bandwidth and (2) lack of integrated packet switching imposed by the current ILEC network means that IP backbone service providers have not been able to justify on either economic or technical grounds entering the Internet market using ILEC networks. The result is that in the United States, most DSL service providers have filed bankruptcy, while the companies that supplied them--including Cisco Systems, Nortel Networks, and Lucent Technologies--has suffered a significant drop in their business. In addition, business and consumer users of the Internet now only have very expensive alternative to narrowband access. It is now clear to most IP backbone providers who have built an overcapacity of optically-enabled IP network between major cities that in order to enter the lucrative Internet market they must build their own local-loop digital broadband networks to reach out businesses and consumers. We believe our CIAN distribution routers are specifically designed to allow Internet service providers to build local-loop digital broadband networks.

Our Range of Internet Systems

      We offer to our customers fully developed Internet infrastructure systems such as Cyber Business Internet Gateway, Cyber Internet Access Network distribution router, Cyber Firewall IPSec firewall appliance, and Cyber Web Server. We intend to enhance our systems with new technologies and software when the market requires.

Cyber Business Internet Gateway

      We have developed and marketed the Cyber Business Internet Gateway, or "CBIG," as customer end equipment. The CBIG is a powerful IP frame relay and private-line-based gateway that replaces much single-function equipment such as router, network address translator, Ethernet-to-T-1 converter, IP frame relay and private line equipment, CSU/DSU, firewall equipment, e-mail server and web server. We believe that the CBIG gateway is unique in the industry as it combines all the functions and features required by a customer-end network in one box, about the size of a reference handbook. In addition, the CBIG gateway offers a capacity of 0.05 Gbps, and is the industry's fastest router for customer-end applications. The CBIG dramatically increases the reliability of the customer-end network by not only eliminating much equipment but also lowering the overall cost of network acquisition by 60% to 80%.

      The CBIG offers built-in standard security features and enhanced security options, making it what we believe to be an ideal enterprise-wide Virtual Private Network, or "VPN." The firewalls are provided by IP filtering, IP masquerading, and IP tunneling. We believe that our VPN offering is the most advanced in the industry.

Cyber Internet Access Network

      We have developed and marketed the Cyber Internet Access Network, or "CIAN," high-end distribution router, which permits multiple business users to simultaneously access the Internet at a fixed committed bandwidth rate and an "always on" basis. The CIAN creates a "Mini-POP" (Points of Presence) and brings the Internet closer to users, thus eliminating bottlenecks, reducing network delays, and increasing reliability. The CIAN distribution router has the capacity of 0.1 Gbps and is suitable for T-1 to T-3 carrier grade applications. CIAN distribution routers are specifically designed to allow Internet service providers to build a local-loop digital broadband network.

Cyber Firewall

      In January 2001, we developed and introduced simple do-it-yourself installation software on our proprietary standalone Cyber Firewall, or "CFW," series IPSec firewall appliance for business-to-business e-commerce secure access and virtual private network applications. IPSec is an industry-wide standard for assuring the privacy, integrity, and authenticity of information crossing public IP networks. Adhering to IPSec standards makes Internet "wiretapping" entirely impractical. Based on our proprietary software technology, our CFW IPSec firewall provides a cost-effective way of creating an enterprise-wide VPN by enabling secure use of the Internet. Our CFW series firewall appliance is standalone and totally independent of customer's computing operating system platform. Our CFW firewall is fully interoperable with Cisco Systems, Check Point Software Technologies, and Nortel Networks firewalls. The CFW series firewalls include IP Packet Filtering, IP Masquerading, IP Tunneling and IP Security (IPSec) capabilities. We believe that our IPSec-based VPN offering is the most advanced in the industry.

Cyber Web Server

      We have developed and marketed the Cyber Web Server, or "CWEB," that is based on Linux Operating System and Intel Pentium Processors. We believe that CWEB servers are robust and proven-in for high performance web applications. We do not intend to compete in the low-performance server market created by PC manufacturers.

Our Range of Digital Voice Switches

      We intend to constantly develop additional technologies and software. Our commitment to research and development has enabled us to create new systems, employing SS7 and C7 signaling and wireless attributes. These systems are Cyber Distributed Central Office, Cyber Tandem Exchange, and Cyber Rural Exchange for various applications, primarily for use in developing countries and for domestic Competitive Local Exchange Carriers, or "CLECs," attempting to bypass Incumbent Local Exchange Carriers, or "ILECs." We believe that these systems are capable of providing the functions for which they have been designed.

Cyber Distributed Central Office

      We have developed and marketed the Cyber Distributed Central Office, or "CDCO," which is designed to provide digital voice communications to subscribers in densely populated urban areas. The CDCO is a digital switch with trunk and tandem exchange capabilities enabling it to connect subscribers served by other exchanges. The CDCO system is designed to interface with both modern digital telecommunications networks and older analog telephone networks. The CDCO system consists of nodes connected by standard digital links, which permit optimization of the network with respect to specific size, required traffic capacity, and desired applications. We believe the modular nature of the nodal structure of the CDCO will provide an economical digital switching exchange for as little as a few hundred to as many as 1,000,000 lines of capacity.

      We expect the nodal structure of the system to permit changes to its function simply by changing the software. The expected flexibility of the CDCO will offer a vast array of system configurations allowing telephone operating companies and administrations to fulfill a wide range of applications, including the following:

     o    Local CDCO exchanges serving subscribers in cities and towns.

     o    Regional Cyber tandem exchanges connecting to various local exchanges.

     o Toll and transit CDCO exchanges for long-distance national service and to act as a gateway for international service.

     o    Integrated local and tandem exchanges.

     o    Integrated local, tandem, and toll exchanges.

     o    Integrated local, tandem, toll and transit exchanges.

     o Cyber multi-tenant exchanges for subscribers in large office complexes and buildings, where many business tenants can be served by a resident exchange.

      The control functions of the CDCO system are entirely distributed in autonomous processing sub-systems, or nodes. Node processors are loosely coupled and exchange information through standardized inter-nodal communication digital links. We believe the distributed approach will permit switching systems to be located closer to groups of subscribers or at subscribers' premises, which could dramatically reduce the cost of wiring and cabling and should result in instant installation. Moreover, a failure in one node should not affect other nodes. In addition, the distributed approach should eliminate bottlenecks, as the system offers multiple routes for call completion.

Cyber Rural Exchange

      We have developed and marketed the Cyber Rural Exchange, or "CRX," which is a specialized version of the CDCO. The CRX is designed to handle the traffic requirements of widely dispersed single-line users, such as users in a small town or rural area.

Cyber Switch Exchange

      We have developed and marketed the Cyber Switch Exchange, or "CSX," which is a digital switching system designed for use as a private branch exchange for offices, universities, hospitals, and other large organizations.

Customer, Sales and Marketing

Internet Systems

      Under the AT&T Alliance program, we provided Internet services to many medium and small businesses in Boston area for a period of one-year ending February 2001, when our agreement with AT&T terminated. During this period we successfully tested all our Internet systems, including CBIG, CIAN, CFW and CWEB, for both local-loop digital broadband and VPN applications. Our Internet systems provided network availability in excess of 99.999% when we provided Internet services in alliance with AT&T. We believe that our systems are ideally suited for the next-generation of local-loop digital broadband networks requiring increased reliability, performance, scalability, interoperability, and flexibility. Our strategy is to market our Internet systems to Internet service providers who are willing to build the next-generation local-loop digital broadband networks in the aftermath of the industry shakeout related to the collapse of DSL. (See "Business--Industry Background--Failure of the 1996 Telecommunications Act.")

      Just recently, we developed a strong foothold in the Nigerian telecommunications market by having our digital wireless telephone and Internet network solution accepted by five states. In addition, we were recently selected, over established companies such as Siemens and Alcatel, to provide Nigeria with a 10,000-line telephone network including 50 CBIGs, 50 CFWs, and 2 CIANs. Since we offer an affordable telecommunications as well as Internet capability, the Nigerian authorities have selected us as the ideal supplier of telephone and Internet systems.

Digital Voice Switches

      To date, we have sold approximately 76 digital voice switches to the defense agencies of the U.S. federal government and to China serving over 60,000 lines. Due to significant cuts in defense program procurement we do not anticipate any further sales of our digital voice switches to these customers.

      As part of our Nigerian business, we envisage supplying $35 million of our wireless systems to five states and $26 million of our fiber optic landline systems to the government of Nigeria.

      Public and private telecom companies in several other developing countries have taken an interest in our products. It is not possible to estimate amount and timing of any sales revenue that may eventually be generated from the international market since there is a significant lead time even after a contract has been executed.

Competition

Internet Systems

      The Internet-related networking products business is characterized by intense competition, except for certain products for niche markets such as the market for CBIG gateways, CIAN distribution routers, and CFW firewall products. The server market faces fierce competition from commodity PC manufacturers, who have lately ventured into this market. We compete with numerous well-established foreign and domestic companies, many of which have substantially greater financial, marketing, personnel, and other resources than we do. These companies have established reputations for success in the development, sale and service of Internet products.

IP Backbone Routers

      Up to a few years ago, Cisco Systems used to command the entire market for IP backbone routers. Today, it maintains its monopoly by holding 94% of this market. It has lost 6% of the market to newcomers such as Juniper Networks, a niche player. Juniper Networks developed router products for the IP backbone network or for the POP (Points of Presence). Capacities of such routers are 1 Gbps, 2.5 Gbps, and 10 Gbps, to match the bandwidth requirements of optical IP backbone. Juniper Networks' products are priced about 30% lower than comparable Cisco's products. Network service providers are looking for lower cost alternatives to Cisco products to compete effectively in the their market and to lower their capital investment for building Internet infrastructure, such as local-loop digital broadband systems.

Local-Loop Digital Broadband Systems

      Currently there is virtually no competition in the local-loop digital broadband market due to the novelty of this market. Cisco Systems and others are focusing on increasing the bandwidth capacity of their existing centralized IP backbone routers by increasing the bandwidth of the POPs. Our focus is to introduce an intermediate-stage distribution router or Mini-POP to alleviate congestion of IP data traffic between the customer end-point and POP. Our CIAN distribution routers have a capacity of 0.1 Gbps, which is more than sufficient for this application. Our CIAN distribution routers are competitively priced to be about 50% to 65% of Juniper Networks' and Cisco Systems' scaled-down version of their products.

Customer Premise Products

      With respect to the market for customer-premise end router and other networking products, the competition is intense, with numerous players ranging from small manufacturers to major companies such as Cisco Systems and Nortel Networks. Our CBIG gateway is uniquely positioned to become a leader in this market.

Firewalls

      Firewalls are offered in the market in two distinct forms. One kind of firewall is implemented only by software on a customer's computing platform. The other set is implemented by hardware and software on a standalone basis independent of customer's computing platform. The current leader in the software firewalls is Check Point Software Technologies Ltd., while Cisco Systems is the market leader in standalone firewalls. Software-based firewalls are dependent on the customer's computing operating system platform, such as Windows NT, Windows 95, UNIX, HP-UX, Solaris, SunOS, BSD/OS, and therefore need to be integrated into the customer's computing environment by specialists, often a costly proposition. Standalone firewalls are totally independent of the customer's computing operating system platforms and are easily implemented by in-house staff. Software firewalls cost vary from $3,000 for a basic firewall to $40,000 for a fully IPSec-compliant firewall, and are available from over a hundred software suppliers. There are relatively few standalone firewall suppliers, namely Cisco Systems, Galea Network Security, Radguard, and Secant Network. Prices range from $4,500 to $52,000.

      Our CFW series firewall products are standalone and totally independent of a customer's operating-system platform. They are competitively priced, ranging from $2,000 for a basic firewall to $18,000 for a fully IPSec compliant firewall. In addition, our CFW series firewalls are fully interoperable with Cisco Systems, Check Point Software, and Nortel Networks firewalls. Furthermore, our CFW IPSec product costs 50% less than comparable Cisco Systems products.

Servers

      Our CWEB servers are based on the Linux operating system and Intel Pentium processors. They cost 15% to 20% less than servers produced by Cobalt Networks (now Sun Microsystems).

Digital Voice Switches

      The telecommunications industry and the related networking industries are characterized by intense competition. We compete with numerous well-established foreign and domestic companies, many of which possess substantially greater financial, marketing, personnel and other resources than we do. These companies have established reputations in the development, sale, and service of high-speed digital switching and networking and related products.

      Systems that perform many of the functions of our digital voice switches are readily available from several competitors, including Lucent Technologies, Nortel Networks, Ericsson, Alcatel, and Siemens. However, our competitors systems are based on previous-generation single-function centralized switching technology and offer poor reliability, low performance, no scalability and no flexibility. Furthermore, these systems are bulky, have a fixed capacity, consume more power, and are cumbersome to use with modern wireless and optical technologies. We have based our systems on a next-generation multi-function distributed switching technology offering superior reliability, performance, scalability, and flexibility. Our systems offer modular growth in increments of 1,000 to unlimited number of subscribers and typically occupy one-twentieth the space of our competitors products. Most importantly, we have developed specialized software for modern wireless and optical technologies, and can readily update that software. On the other hand, our competitors also have the research and development capabilities and financial and technical resources necessary to enable them to respond to technical advances as well as evolving industry requirements and standards.

Proprietary Technology

      We do not hold any patents or copyrights and have no patent or copyright applications pending. We regard our software technology and certain components of our system hardware as proprietary and rely for protection upon copyright and trade secret laws and confidentiality agreements with our employees. In addition, we require our customers to enter into a license and confidentiality agreement giving them the right to use the system operating software, which is furnished to them in object or binary form only.

Government Regulation and Industry Standards

      The telecommunications industry and the related networking industries are highly regulated in both the United States and internationally. Our systems must comply with equipment, interface and installation standards promulgated by communications regulatory authorities, including the Federal Communications Commission. We, as well as our competitors, are also required to obtain a license from the Department of Commerce prior to exporting to certain countries.

      Industry standards organizations, such as International Telephone Union, Bellcore (in the United States), and Internet Engineering Task Force have created committees to consider standards within the telecommunications and Internet industries. The purpose of such standards is to make it easier for products from various vendors to work together. During the past few years, many new standards have been adopted and more are pending. The International Standards Organization, or "ISO," one of the principal standard-setting bodies in the communications industry, has developed a framework for network standards called the Open System Interconnection Reference, or "OSI," Model. The OSI Model represents a standard for communicating information throughout a network so that a variety of independently developed computer and communications devices can work together. The design of our systems incorporates the OSI Model and accommodates most existing and pending standards.

Production and Supply

      Our manufacturing, software programming, assembly, system testing, and quality assurance operations are based at our facility in Hauppauge, New York. We create the creation of the required system software, inspect system components manufactured by third parties, program microchips and microprocessors, assemble system hardware components, and perform quality control and testing to certify final performance specification. We believe that we have sufficient excess production capacity to satisfy any increased demand for our systems in the foreseeable future.

      We depend on others to manufacture of all of the component parts we incorporate into our systems. We purchase our component parts from numerous third-party manufacturers and believe that numerous alternative sources of supply are readily available for most component parts. We depend on our suppliers to satisfy performance and quality specifications and to dedicate sufficient production capacity for components within scheduled delivery times. We do not maintain contracts with any of our suppliers; instead, we purchase our system components pursuant to purchase orders placed from time to time in the ordinary course of business. This means we are vulnerable to unanticipated price increases.

      We depend on a single supplier for certain semiconductor chips, such as Pentium processors from Intel Corporation, ISDN chips from Motorola, PLDs and FPGAs from Altera, and T-1 chips from Rockwell Semiconductors. If any of these semiconductor chips are discontinued, we would have to redesign some of our systems by using other vendors' components. This would likely result in delays.

      We offer customers a one-year warranty covering operating defects. During the warranty period we replace parts and repair the system components at our expense.

Research and Development

      Since inception we have devoted substantial resources to designing and developing our systems. For the fiscal years ended March 31, 2001 and 2000, we expended approximately $316,117 and $633,358, respectively, on research and development. During the year ended March 31, 2001, most research-and-development expenditures were attributable to creating our CFW IPSec firewall and developing certain software enhancements to our CBIG and CIAN systems. Although our systems are fully developed, we are continually seeking to refine and enhance them, including for purposes of complying with emerging regulatory or industry standards or the requirements of a particular customer or country.

      The markets for our systems are characterized by rapidly changing technology and evolving industry standards, often resulting in rapid systems obsolescence. Accordingly, our ability to compete depends on our marketing our systems without delay, continually enhancing them, and adapting them to technological changes in the communications industry.

Service and Support

      We believe that service, support, and training are important factors in promoting sales and customer satisfaction. Services we provide our customers include system planning, site preparation, installation, customer training, and maintenance.

      Since our system hardware consists of a cabinet containing shelves with printed circuit boards inserted into physical slots, much repair and maintenance can be accomplished by simply substituting the component in need of repair. In addition, our systems are designed to be accessible by computer from our headquarters, allowing our service personnel to remotely call up, diagnose, and otherwise support our systems, thereby reducing response time and cost. In addition, we intend to enter into agreements with third-party service providers to provide customer support on a local basis in foreign markets, as needed.

Employees

      We have eight full time employees, of which two are engaged in marketing and sales activities, two are engaged in research and development, two are engaged in production testing and operations and two are in administration. None of our employees is represented by a labor union. We consider our employee relations to be satisfactory.

                                GLOSSARY OF TERMS

Analog Analog transmission employs a continuously variable signal.

Backbone An element of the network infrastructure that provides high-speed, high capacity connections among the network's physical points of presence. The backbone is used to transport end user traffic across the metropolitan areas and across the United States.

Bandwidth                      Refers to the maximum amount of data that can be
                               transferred through a communication channel in a given time. It is usually measured in bits per second for digital communications.

Broadband                      Broadband systems transmit data at high speed
                               using high bandwidth capacity communication channel.

Central Office Incumbent carrier facility where subscriber lines are connected to ILEC switching equipment.

Collocation                    A location where a competitive carrier network
                               interconnects with the network of an incumbent carrier's central office.

CLEC Competitive local exchange carrier; category of telephone service provider that offers local exchange services in competition with those of the incumbent carrier.

Copper Line or Loop A pair of traditional copper telephone lines using electric current to carry signals.

CSU/DSU Channel service unit/data service unit; a device that monitors the condition of a T-1 link.

Digital Digital transmission and switching technologies employ a sequence of binary digits to convey information.

DSL Digital subscriber line; an analog transmission technology where binary digits are sent over analog transmission lines or local copper loop.

E-Commerce                     Electronic commerce; an internet service that
                               supports electronic transactions between customers and vendors to purchase goods and services.

Firewall A computer device that separates a local area network from the Internet and through the use of electronic security mechanisms prevents unauthorized access to the local area network.

Frame Relay A form of packet switching with variable length frames that may be used with a variety of communication protocols.

Gbps Gigabits per second; one Gigabit is 1,000 million bits.

ILEC Incumbent local exchange carrier; a company providing local exchange services.

Internet An array of interconnected networks using a common set of protocols defining the information coding and processing requirements that can communicate across hardware platforms and over many links.

IP Internet protocol; a standard network protocol that allows computers with different architectures and operating system software to communicate with other computers on the Internet. Advanced packet systems employ the IP standard.

IPSec IP encryption security; an industry standard for encrypting data on public IP networks.

ISDN Integrated services digital network; a transmission method that provides circuit-switched access to the public network at speeds of 64 or 128 Kbps for voice or data transmission.

Internet service provider A company that provides direct access to the Internet.

Kbps                           Kilobits per second; one Kilobit is 1,000 bits.

Mbps Megabits per second; one Megabit is 1,000,000 bits.

Modem An abbreviation of modulator-demodulator; an electronic signal-conversion device used to convert digital signals from a computer to analog form for transmission over the telephone network.

Packets Information represented as bytes grouped together through a communication node with a common destination address and other attribute information.

Private Line A form of packet switching with fixed-length bytes; it may be used with a variety of communication protocols.

Router A device that accepts the IP from a local area network and switches/routes IP packets across a network backbone.

T-1 A term for a digital transmission link with a capacity of 1.544 Mbps.

T-2 A term for a digital transmission link with a capacity of 3.192 Mbps.

T-3 A term for a digital transmission link with a capacity of 45.0 Mbps.

VPN Virtual private network; an enterprise-wide network created by secure access to the Internet.

                                    PROPERTY

      Our executive offices and assembly operations are located in approximately 8,200 square feet of leased space in Hauppauge, New York. The lease provides for annual rent of $55,350 and expires on March 31, 2004. We believe that our facility is adequate for our current needs. We believe that additional physical capacity at our current facility is sufficient to accommodate any reasonable foreseeable expansion.

      Our New England sales and service offices are located in approximately 800 square feet of leased space in Woburn, Massachusetts. The lease provides for annual rent of $13,300 and expires on November 30, 2004.


                                LEGAL PROCEEDINGS

      On or about August 5, 1996, Brockington Securities, Inc. commenced an action, in the Supreme Court of the State of New York, County of Suffolk, against Cyber Digital for wrongful termination of a purported agreement under which Brockington would supply investment banking services. Brockington is seeking damages in the amount of (1) $775,000 based upon the alleged net aggregate value of the shares of our common stock upon which Brockington alleges it had a purchase option, and (2) $1 million for the alleged wrongful termination. We have asserted counterclaims based upon Brockington's wrongful conduct and are seeking damages in the amount of $428,000 or, in the alternative, rescission of the alleged contract and the return of the 100,000 shares previously issued Brockington. We believe that Brockington's claims are without merit and intend to vigorously defend our position.

      Mr. Rajan K. Pillai, our former legal counsel, has threatened to sue us for allegedly having refused to remove from the restrictive legend one or more certificates representing 500,000 shares of our common stock held by Uniworld Communications Co., a company of which Mr. Pillai is to our knowledge the sole stockholder. Mr. Pillai was also our Managing Director (Asia) from June 1997 until his resignation on March 9, 2000. We believe that Mr. Pillai's allegation is without merit, and we will vigorously defend our position, if and when required.

      On or about February 20, 2001, Spring, O'Brien & Co., Inc. commenced an action, in the Supreme Court of the State of New York, County of New York, against Cyber Digital for alleged breach of a public relations services agreement. Spring, O'Brien is seeking payment of $33,500 for services allegedly rendered. We believe that Spring, O'Brien's claims are without merit and intend to vigorously defend our position as well as seek return of $26,000 already paid to Spring, O'Brien in anticipation of services to be rendered.


                                   MANAGEMENT

Directors and Executive Officers


      Our directors, executive officers and key employees are as follows:

Name                      Age       Office
----                      ---       ------

Jawahar C. Chatpar         53    Chairman of the Board, President, and
                                   Chief Executive Officer
Jack P. Dorfman            63    Director
Jatinder V. Wadhwa         66    Director
Terry L. Jones             53    Director
Andrew Van Etten           39    Director
Larry S. Shluger           62    Vice President of Operations and Secretary
Dale A. Johnson            37    Controller and Treasurer
Sandeep Belani             23    Assistant Vice President of Finance

      Jawahar C. Chatpar is our founder and has served as Chairman of the Board, Chief Executive Officer and President since March 1991, as Chairman of the Board, Chief Executive Officer and Secretary from November 1986 until March 1991, and as President and Chief Executive Officer since inception until November 1986. Mr. Chatpar has also served as a director since inception. Mr. Chatpar founded our company in 1983 as a successor to a Canadian corporation of the same name, which he founded in 1982. From 1980 to 1982, Mr. Chatpar was employed by Bayly Engineering Limited, a manufacturer of digital telecommunication systems and a member of A.E.G. Telefunken Group, as a General Manager of Digital Transmission and Fiber Optics Engineering (research and development). From 1974 to 1980, Mr. Chatpar served in various engineering, general management and marketing positions with Northern Telecom. He holds an B.Tech (honors) degree in Electrical Engineering from the Indian Institute of Technology, Bombay, India and an M.S. degree in Electrical Engineering from the University of Waterloo, Canada.

      Jack P. Dorfman joined our company as a director in November 1993, and has served as Secretary from October 1995 until March 2000. Mr. Dorfman has otherwise been retired since June 1996. From 1992 until June 1996, Mr. Dorfman served as consultant and manager for a number of pharmacies. From 1990 to 1992, he served as a management consultant for Clark Container, a division of Mark IV Industries, a conglomerate. From 1988 to 1990, he served as Vice President and Treasurer of US Distribution, a transportation company. Prior to 1988, he owned, managed and operated an independent community pharmacy for over 15 years.

      Jatinder Wadhwa has served as one of our directors since 1986 and as Treasurer from August 1997 until March 2000. He served as Secretary from 1993 to 1995. Since 1994, Mr. Wadhwa has served as the Chief Executive Officer of Security First Financial Corp., a financial institution dealing with first and second mortgages on residential and commercial properties. From 1989 to 1994, Mr. Wadhwa had served as a management consultant to Gibbons Goodwin van Amerongen, an investment banking firm, Wells Aluminum Corporation, a manufacturer of aluminum extrusion products, and Sealy Mattress Company. From 1970 to 1990, Mr. Wadhwa served as Chief Operating Officer and Vice President of Operations of EZ Por Corporation, a manufacturer of aluminum products.

      Terry L. Jones has served as one of our directors since November 1997. He has been the President of Syndicated Communications, Inc. ("Syncom"), a communications venture capital investment company, since 1990. He joined Syncom in 1978 as a Vice President. Mr. Jones serves in various capacities, including director, president, general partner and vice president for various other entities affiliated with Syncom. He also serves on the board of directors of Radio One, Inc. Mr. Jones earned his B.S. degree from Trinity College, his M.S. from George Washington University and his M.B.A. from Harvard Business School.

      Andrew Van Etten joined our company as a director in March 2000. He is currently serving as Senior Director, Strategic Business Development, Electronics and Information Business Division at Mitsui & Company, (USA) Inc. He joined Mitsui & Company in 1988. Mitsui & Company is one of the oldest and largest international trading companies headquartered in Japan. Mr. Etten is Mitsui's representative as shareholder for PageMart Wireless, Inc. and portfolio manager for America Online, Inc. and America Online Japan. He also serves on the board of directors of Lana Film Company. Mr. Etten holds an B.S. degree in Business Administration from Plymouth State College of the University of New Hampshire.

      Larry S. Shluger has been our Vice President of Operations from August 1996 and Secretary since March 2000. From 1991 to 1996, Mr. Shluger was Director of Purchasing and Operations at Cashtek Corporation, a company that designs, develops and manufactures computerized gaming systems. From 1975 to 1991, he was Director of Purchasing and Operations at Kenilworth Systems Corporation until its acquisition by Cashtek Corporation. Prior to 1975 he was employed in various management positions at Ecologic Instruments Corporation, a company that designs, develops and manufactures test equipment for the environment and pollution control fields, and Dynamic Instruments Corporation, a manufacturer of battery chargers.

      Dale A. Johnson has been our Controller from March 1998 and Treasurer since March 2000. She joined our company in March 1995 as an accountant. From 1984 to 1994, she worked as accountant for various CPA firms. She holds a B.B.A. degree in Accounting from Dowling College, New York.

      Sandeep Belani joined us in July 2000 as Assistant Vice President of Finance. He had previously worked at our company during the summer of 1999. He holds a B.S. degree in Finance and Entrepreneurship in Emerging Enterprises from Syracuse University.

      We have no family relationship among our directors and officers. All our executive officers and key employees are at-will employees.

Board of Directors

      Each director is elected to hold office until the next succeeding annual meeting of shareholders and until his successor is elected and qualified or until his death, resignation or removal.

Executive Compensation

      The following table sets forth information concerning the compensation we paid J.C. Chatpar, our Chief Executive Officer, for services in all capacities for the fiscal years ended March 31, 2001, 2000 and 1999. During those periods, no executive officer of our company other than J.C. Chatpar received compensation in excess of $100,000.

                           SUMMARY COMPENSATION TABLE

--------------------------------------------------------------------------------------------
                  Annual Compensation                 Long Term Compensation
            --------------------------------------------------------------------------------
                                                   Awards              Payouts
--------------------------------------------------------------------------------------------
Name and    Fiscal Salary   Bonus     Other   Restricted  Securities    LTIP    All
Principal   Year    ($)      ($)      Annual  Stock      Underlying    Payout  Other
Position                             Compen-  Awards     Options/      ($)     Compensation
                                     sation   ($)        SARs(#)
                                     ($)(1)
--------------------------------------------------------------------------------------------
J.C.        2001  $123,900  None     None     None       110,000(4)     None    None
Chatpar,    2000  $181,500  None     None     None       1,000,000(3)   None    None
Chief       1999  $165,000  None     None     None       120,000(2)     None    None
Executive
Officer
--------------------------------------------------------------------------------------------

      (1) We have concluded that the aggregate amount of perquisites and other personal benefits paid to Mr. Chatpar did not exceed the lesser of 10% of his total annual salary and bonus for the 2001, 2000 and 1999 fiscal years or $50,000, and consequently those amounts are not included in the table.

      (2) In fiscal year 1999, Mr. Chatpar was granted options to purchase 120,000 shares of common stock, exercisable at $0.75 per share.

      (3) In fiscal year 2000, Mr. Chatpar was granted options to purchase 1,000,000 shares of common stock, exercisable at $2.72 per share.

      (4) In fiscal year 2001, Mr. Chatpar was granted options to purchase 110,000 shares of common stock, exercisable at $1.50 per share.


                        OPTION GRANTS IN LAST FISCAL YEAR

      The following table sets forth information concerning stock option grants made during fiscal year 2001 to J.C. Chatpar. We have not granted any stock appreciation rights.


                 Number of         Individual Grants
                 Securities        % of Total Options
                 Underlying        Granted                 Exercise
                 Options           To Employees in          Price        Expiration
Name             Granted (#)       Fiscal Year End (1)    ($/Share)(2)   Date (3)
----             ---------------   --------------------   ----------     --------

J.C. Chatpar     110,000               85%                    $1.50       4/27/2010

-----------------

      (1) During fiscal year 2001, options to purchase an aggregate of 110,000 shares of our common stock were granted to Mr. Chatpar and options to purchase an aggregate of 20,000 shares of our common stock were granted to two other employees.

      (2) The exercise price of the options granted was equal to the fair market value of the underlying stock on the date of grant.

      (3)   The options are all immediately exercisable.


          AGGREGATED OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES

      The following table sets forth information concerning the number of unexercised options and the fiscal year 2001 year-end value of unexercised options on an aggregated basis held by J.C. Chatpar. We have not granted any stock appreciation rights in fiscal year 2001.

                    Number of Securities                  Value of
                   Underlying Unexercised          Unexercised In-The-Money
Name             Options at Fiscal Year-End (#)   Options at Fiscal Year-End ($)
                 ---------------------------      ------------------------------

                 Exercisable    Unexercisable      Exercisable     Unexercisable

J.C. Chatpar      1,655,000          0               0                0

      (1) Options are "in-the-money" if, on March 31, 2001, the market price of our common stock ($0.50) exceeded the exercise price of those options. The value of the options is calculated by determining the difference between the aggregate market price of our common stock underlying the options on March 31, 2001, and the aggregate exercise price of the options.

Compensation of Directors

      We pay our directors $250 per meeting. During fiscal year 2001, the board of directors met twice and each director attended at least 75% of the meetings of the board of directors. In addition, we currently reimburse each director for expenses incurred in connection with his attendance at each meeting of the board of directors.

      On April 28, 2000, we issued to our directors J.C. Chatpar, Jack Dorfman, Jatinder Wadhwa, Terry Jones, and Andrew Van Etten non-qualified stock options to purchase 110,000, 10,000, 10,000, 10,000, and 10,000 shares of our common stock, respectively, at an exercise price of $1.50 per share.

Committees of the Board of Directors

      We have a standing compensation committee composed of all members of the board of directors. The compensation committee reviews and acts on matters relating to compensation levels and benefit plans for our executive officers and key employees, including salary and stock options. The compensation committee is also responsible for granting stock awards, stock options and stock appreciation rights and other awards to be made under our existing incentive compensation plans. We also have a standing audit committee composed of Messrs. Jones, Etten, and Dorfman. The audit committee assists in selecting our independent auditors and in designating services to be performed by, and maintaining effective communication with, those auditors.

Employment Agreements and Insurance

      We have entered into an amended and restated employment agreement with Mr. J.C. Chatpar dated as of August 4, 1997 for a three-year term. The term will be automatically extended for successive three-year terms unless either party gives the other party 120 days prior written notice of termination before the end of any such three-year period. Our board, however, has the authority to terminate for cause any such extension. "Cause" is defined as conviction of a felony or willful misconduct. Mr. Chatpar is entitled to receive a salary of $150,000 per annum, with an annual increase of 10%. In recognition of the complex scientific and technical leadership that Mr. Chatpar brings to our company, we have also agreed that our board of directors may raise his salary during the term of his employment as soon as our financial resources and other business conditions permit. In that event, Mr. Chatpar's salary will be at a level comparable to that of chief executive officers of other comparable technology-driven publicly held companies.

      In addition to his base salary, Mr. Chatpar is entitled to receive a bonus based upon the following formula: (a) 1% of gross revenues for each fiscal year in excess of $3 million, on condition that our company is profitable, plus (b) 5% of net income after deducting the bonus provided for in (a) above, and plus
(c) 10% of the increase in net income over that of the prior fiscal year after deducting the bonus provided for in (a) above.

      If Mr. Chatpar's employment is terminated due to disability, he is entitled to receive royalty payments of 5% of the gross revenues earned by our company for a period of 15 years following termination. If Mr. Chatpar dies, his wife, if any, or his estate, is entitled to receive a payment equal to six months' base salary and 5% royalties for 15 years. If Mr. Chatpar is terminated for any reason other than pursuant to disability, death, or for cause, or if there is a change of control (as defined in Mr. Chatpar's employment agreement) of our company that results in an actual or constructive termination of employment (as defined therein), he will be entitled to receive a payment equal to three years of his base salary plus three times his prior year's bonus, 5% royalties for 15 years, and all of his outstanding options will be deemed immediately vested and exercisable for a period of one year from the effective termination date.

      We do not have employment contracts with any other officer or director.

Employee Benefit Plan

      We offer basic health, major medical, and life insurance to our employees. We have not adopted any retirement, pension, or similar programs.

Stock Option Plan

      Our board of directors adopted, on November 7, 1997, our 1997 stock incentive plan. The 1997 plan is a successor to the 1993 plan, which has been terminated. Under the terms of the 1997 plan, 850,999 shares of our common stock have been reserved for issuance to officers, directors, other employees, and consultants meeting certain qualifications. During March 2000, the 1997 plan was amended to increase the number of shares reserved for issuance from 850,999 to 2,850,999. Under the 1997 plan, incentive stock options are granted at 100% of fair market value on the date of grant. The right to exercise the options accrues equally on each of the first, second, third, and fourth anniversaries of the date of grant. Options granted under the plan expire on the day before the tenth anniversary of the plan. Pursuant to the 1997 plan, incentive stock options, nonqualified stock options, restricted stock, and stock appreciation rights may be granted to such of our officers, directors, and employees, and to such of our consultants and such other persons or entities, as the Stock Option Committee of the board of directors selects.

      All incentive stock options, or "ISOs," which may be granted only to employees and which provide certain tax advantages to the optionee, must have an exercise price of at least 100% of the fair market value of a share of our common stock on the date the option is granted. No ISOs will be exercisable more than 10 years after the date of grant. ISOs granted to 10% shareholders must have an exercise price of at least 110% of fair market value and may not be exercisable after the expiration of five years from grant. The exercise price and the term of nonqualified stock options will be determined by the Stock Option Committee at the time of grant.

      Stock appreciation rights, or "SARs," may be granted independently or in connection with all or any part of any option granted under the 1997 plan, either at the time of grant of the option or at any time thereafter. The holder of an SAR has the right to receive from us, in cash or in shares as the Stock Option Committee determines, an amount equal to the excess of the fair market value of the shares covered by the SAR at the date of exercise over the exercise price set at the date of grant of the SAR. At the request of the holder of an option, the Committee may at its discretion substitute for the exercise of the option compensation (in cash or in shares) in an amount equal to or less than the excess of the fair market value of the shares covered by the option at the request date over the exercise price set at the grant of the option. A restricted stock award, entitling the recipient to acquire shares of common stock for a purchase price at least equal to par value, may be granted to such persons and in such amounts and subject to such terms and conditions as the Stock Option Committee may determine. Shares of restricted stock may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as specified in the 1997 plan or the written agreement governing the grant. The Committee will at the time of grant specify the date or dates on which the non-transferability of the restricted stock will lapse. During the 90 days following the termination of the grantee's employment for any reason, we have the right to require the return of any shares to which restrictions on transferability apply, in exchange for which we will repay to the grantee any amount paid by the grantee for those shares.


                             PRINCIPAL SHAREHOLDERS

      The following table sets forth certain information known to us regarding beneficial ownership of our common stock as of the date of this prospectus for
(1) each person or group that is known by us to be a beneficial owner of more than 5% of the outstanding shares of our common stock, (2) each of the named officers and directors, and (3) all of our directors and executive officers as a group. Except as otherwise indicated, we believe that these beneficial owners, based on information furnished by such owners, have sole investment and voting power with respect to their shares, subject to community property laws, where applicable.

Names and Address
Of Beneficial Owners       Number of Shares        Percentage Owned (1)(2)
--------------------       ----------------        -----------------

J.C. Chatpar (3)              7,575,712                37.1%
c/o Cyber Digital, Inc.
400 Oser Avenue
Hauppauge, NY 11788

Jack P. Dorfman (4)             240,000                 1.1%

Jatinder V. Wadhwa (5)          237,812                 1.1%

Terry L. Jones (6)               40,000                  *

Andrew Van Etten (7)             20,000                  *

Larry Shluger (8)                12,500                  *

Dale Johnson (9)                  2,500                  *

All directors and
executive officers as a
group:  (7) persons           8,128,524                39.8%
*less than 1%

      (1) For purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any security which that person or those persons have or have the right to acquire within 60 days is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage of ownership of any other person.

      (2) Assumes exercise of the warrants to purchase 235,678 shares of common stock issued in connection with the offering of Series D1 preferred stock.

      (3) Does not include 476,000 shares owned by Sylvie Chatpar, his wife, and 175,000 shares owned by certain other relatives, to which shares Mr. Chatpar disclaims beneficial ownership. Includes 2,655,000 shares as to which Mr. Chatpar holds non-qualified stock options, which are exercisable at any time.

      (4) Includes 120,000 shares as to which Mr. Dorfman holds a non-qualified stock option, which are exercisable at any time. Does not include 360,000 shares owned by his wife, Sandra Dorfman, to which shares Mr. Dorfman disclaims beneficial ownership.

      (5) Includes 80,000 shares as to which Mr. Wadhwa holds non-qualified stock options which are exercisable at any time.

      (6) Terry Jones is a general partner of a limited partnership that is the general partner of Syndicated Communications Venture Partners III, L.P. ("Syncom III"), a fund which on April 14, 1998, converted all of its outstanding Series B-1 preferred stock into 861,230 shares of our common stock at a conversion price of $2.89 per share. Includes 40,000 shares as to which Mr. Jones holds non-qualified stock options that are exercisable at any time.

      (7) Includes 20,000 shares as to which Mr. Van Etten holds non-qualified stock options that are exercisable at any time.

      (8) Includes 12,500 shares as to which Mr. Shluger holds incentive stock options that are exercisable at any time.

      (9) Includes 2,500 shares as to which Ms. Johnson holds incentive stock options that are exercisable at any time.


                              CERTAIN TRANSACTIONS

      On December 30, 1996, we consummated a private placement of 2,000 shares of our s Series B-1 convertible preferred stock to Syncom III for $2,000,000. On April 14, 1998, Syncom III converted all of its outstanding Series B-1 preferred stock into 861,230 shares of our common stock at a conversion price of $2.89 per share.

      Terry Jones, a director, is the general partner of WJM Partners III, L.P, the general partner of Syncom III. Pursuant to the terms of the stock purchase agreement, so long as Syncom III holds shares of our common stock, our board of directors must consist of not less than five members and we must use our best efforts to cause Terry Jones (or another partner of WJM Partners III) to be elected as a director.


                            DESCRIPTION OF SECURITIES

General

      Our authorized capital stock is 70,000,000 shares, consisting of 60,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.05 per share. As of July 23, 2001, 20,197,348 shares of our common stock were issued and outstanding. In addition, 310 shares of Series C preferred stock are currently outstanding.

Common Stock

      The holders of shares of our common stock are entitled to one vote for each share held of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted can elect all of the directors then being elected. Holders of our common stock are entitled to receive dividends when declared by the board of directors out of funds legally available therefor. In the event of our liquidation, dissolution, or winding up, holders of our common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. Holders of shares of common stock, as such, have no redemption, preemptive, or other subscription rights, and there are no conversion provisions applicable to the common stock. All of the outstanding shares of common stock are, and the shares of common stock offered hereby, when issued and paid for as set forth in this prospectus, will be, fully paid and nonassessable.

Preferred Stock

      Our authorized shares of preferred stock may be issued in one or more series. Our board of directors is expressly vested with the authority to fix by resolution the designations, powers, preferences, qualifications, limitations or restrictions of and upon shares of each series, including, without limitation, voting, dividend, conversion, redemption and liquidation rights. In addition, our board of directors may fix the number of shares constituting any such series and increase or decrease the number of shares in any such series.

      We believe that the availability of preferred stock issuable in series provides us with increased flexibility for structuring possible future financings and acquisitions, if any, and in meeting other corporate needs. It is not possible for us to state the actual effect of the authorization and issuance of any series of preferred stock upon the rights of holders of common stock until the board of directors determines the specific terms, rights and preferences of a series of preferred stock. However, such effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, or impairing liquidation rights of such shares all, without further action by holders of the common stock. In addition, under various circumstances, issuance of preferred stock may have the effect of facilitating, as well as impeding or discouraging, a merger, tender offer, proxy contest, the assumption of control by a holder of a large block of our securities, or the removal of incumbent management. Issuance of preferred stock could also adversely affect the market price of our common stock.

      On May 28, 1999, we designated 1,200 of the 10,000,000 authorized preferred shares as Series C. On July 12, 1999, we closed a private placement of 310 of the 1,200 shares priced at $1,000 per share for a total of $310,000. Such shares are convertible at a conversion price of $3.00 per share.

Warrants and Options

      In consideration for Grenville Finance's commitment to purchase shares of our common stock under our equity-line agreement with them, we have issued to Grenville Finance a warrant to purchase 250,000 of our shares of our common stock at $4.10 per share and a warrant to purchase 125,000 of our shares of our common stock at $5.15 per share. We have also issued to Ladenburg Thalmann & Co. Inc., in consideration for their having introduced us to Grenville Finance, a warrant to purchase 250,000 of our shares of our common stock at $4.10 per share and a warrant to purchase 125,000 of our shares of our common stock at $5.15 per share. All four warrants expire on July 1, 2005.

      In addition, we currently have outstanding warrants to purchase in the aggregate 736,359 shares of our common stock at exercise prices ranging from $0.68 to $6.00 per share. We have granted options to purchase in the aggregate 3,343,500 shares of our common stock pursuant to our stock option plans. The exercise price of these options range from $0.40 to $10.00 per share.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.


                              EQUITY-LINE AGREEMENT

Overview

      On July 2, 2001, we signed a private equity line of credit agreement with Grenville Finance Ltd., a British Virgin Islands corporation, establishing what is frequently referred to as an "equity line of credit."

      In general, our equity line of credit operates as follows. The investor, Grenville Finance, has committed to provide us with up to $6,000,000 as we request it over a 30-month period, in return for shares of our common stock. Once every 30 trading days, we may request, by delivering an "optional purchase notice" to Grenville Finance, that Grenville Finance purchase shares of our common stock, at a specified discount to the market price, for an aggregate purchase price, referred to in the equity-line agreement as an "investment amount." (Delivering an option purchase notice is referred to the equity-line agreement as "exercising a put.") No investment amount may be less than $100,000 or exceed the lesser of (1) $250,000 and (2) an amount determined by reference to the daily volume weighted average price, or "VWAP," during the 22 trading days preceding the optional purchase notice, as well as the reported daily trading volume during the same period. The aggregate of all investment amounts over the 30-month term may not exceed $6,000,000. Under the equity-line agreement, we may not deliver more than 24 optional purchase notices over the 30-month term. We are under no obligation to deliver an optional purchase notice for any period.

      The 22-day trading period following delivery of an optional purchase notice is referred to as a "valuation period," and each valuation period is divided into two settlement periods of 11 days each. The number of shares to be purchased by Grenville Finance will be determined on a daily basis during each valuation period, and the actual investment amount for that settlement period is determined at the closing following that settlement period. The number of shares we sell with respect to any valuation period will also be reduced if the price of our common stock falls below any floor price that we specify in an optional purchase notice.

      In consideration for Grenville Finance's commitment to purchase our shares under the equity-line agreement, we have issued to Grenville Finance a warrant to purchase 250,000 of our shares of our common stock at $4.10 per share and a warrant to purchase 125,000 of our shares of our common stock at $5.15 per share. We have also issued to Ladenburg Thalmann & Co. Inc., in consideration for their having introduced us to Grenville Finance, a warrant to purchase 250,000 of our shares of our common stock at $4.10 per share and a warrant to purchase 125,000 of our shares of our common stock at $5.15 per share. All four warrants expire on July 1, 2005. The shares issuable upon exercise of these warrants are included in the registration statement of which this prospectus is a part. We have also agreed to pay Ladenburg Thalmann a cash fee equal to 5% of each Investment Amount.

      Based upon a review of the trading volume and price history of our common stock and the number of optional purchase notices we anticipate delivering, we are registering 5,000,000 of our shares of common stock for possible issuance under the equity-line agreement and an additional 750,000 shares of our common stock for possible issuance upon exercise of the warrants held by Grenville Finance and Ladenburg Thalmann.

      If our common stock is listed on the Nasdaq SmallCap Market, we will comply with the listing requirements of the Nasdaq SmallCap Market that would prevent us from issuing, without shareholder approval, 20% or more of our issued and outstanding common shares in a single transaction if the shares are or could conceivably be issued for less than the market price of our common stock or our book value, whichever is greater.

      The equity-line agreement limits our ability to exercise a put if doing so would result in Grenville Finance owning more than 4.99% of our outstanding share of common stock.

Procedures and Calculations in Connection with the Equity Line of Credit

      Under the equity-line agreement, we will exercise a put by delivering an optional purchase notice to Grenville Finance. Each optional purchase notice states (1) the investment amount we are requesting, (2) the commencement date for the 22-trading day valuation period, which begins the trading day after we deliver the optional purchase notice, and (3) the floor price below which we are unwilling to sell to Grenville shares of our common stock with respect to that valuation period.

The Investment Amount

      The minimum investment amount that we may request in any optional purchase notice is $100,000, while the maximum investment amount is the lesser of (1) $250,000 and (2) an amount equal to 15% of the product of the following:

     o the sum of the reported daily trading volume for the 22-day trading period immediately preceding the date we delivered the optional purchase notice to Grenville Finance;

          multiplied by

     o the average of the VWAP for the 22 trading days immediately preceding the date we delivered the optional purchase notice to Grenville Finance.


      For each of the 22 trading days during a valuation period that the purchase price of a share of our common stock is less than the floor price set by us in the optional purchase notice for that valuation period, the requested investment amount will be reduced by 1/22nd, and the number of shares of our common stock that we sell to Grenville Finance with respect to that valuation period will be adjusted accordingly.

      The lower our stock price is on any day during any valuation period, the greater the number of shares we will be required to issue to Grenville Finance with respect to that day. Consequently, setting the floor price in any optional purchase notice will require that we balance our need for a given investment amount against the dilution that would result from issuing shares when our stock price is particularly low.

Purchase Price Per Share

      On any single trading day, the purchase price per share paid by Grenville Finance in connection with each optional purchase notice will be 90% of the VWAP of our stock for that day, except that if our common shares is listed for on the Nasdaq SmallCap Market, the purchase price will be 95% of the VWAP of our stock for that day. The percentage of our VWAP that is used to determine the purchase price will be increased by 0.5% for each increase of not less than $25,000,000 in our market capitalization over and above a market capitalization of $25,000,000, except that the VWAP percentage may never exceed 95%. The purchase price per share Grenville Finance ultimately pays is determined by dividing the final investment amount by the number of shares we ultimately issue Grenville Finance.

Number of Shares

      Determining the number of shares of our common stock we must issue in connection with an optional purchase notice requires taking 1/22nd of the investment amount and, for each of the 22 trading days in the valuation period, multiply it by the purchase price based upon the VWAP of our common shares for that day. The resulting figure represents the number of shares to be issued to Grenville Finance for that trading day. The sum of these 22 daily calculations equals the number of common shares we are required to issue, unless the VWAP for any given trading day is below the floor price, in which case that day is ignored in the calculation.

Sample Calculation

      There follows is a calculation, based on certain assumptions, of the number of shares we would issue to Grenville Finance in connection with a hypothetical optional purchase notice.

Sample Investment Amount Calculation.

      Assume we elect to deliver an optional purchase notice to Grenville Finance on September 4, 2001, stating (1) that we want to sell shares of our common stock to raise a certain amount of money, (2) that the valuation period begins the next trading day, and (3) that we wish there to be a floor price of $1.80, meaning that we would not sell any shares to Grenville Finance below that price in connection with this optional purchase notice.

      Assume that the reported daily trading volume for the 22 trading days prior to our optional purchase notice of September 4, 2001 was 800,000 and that the average of the VWAP of our common shares for the 22 trading days prior to delivery of the optional purchase notice was $2.00. To determine whether the investment amount is $250,000 or a lesser alternative amount determined by means of the calculation specified above in "Procedures and Calculations--The Investment Amount," one needs to perform that calculation: The alternative amount is $240,000, representing 15% of the product of the following:

     o 800,000 (the sum of the reported daily trading volume for the 22-day trading period immediately preceding the date we delivered the optional purchase notice to Grenville Finance);

          multiplied by

     o $2.00 (the average of the VWAP for the 22 trading days immediately preceding the date we delivered the optional purchase notice to Grenville Finance).


      Since the alternative maximum investment amount is less than $250,000, the alternative amount applies. It is subject to further adjustments if the purchase price for any of the 22 trading days of the valuation period were to fall below the floor price we set of $1.80. For example, if the Purchase Price of our common shares is below $1.80 on two of those 22 days, the $240,000 would be reduced by 1/22nd for each of those days and our Investment Amount would be 20/22nd of $240,000, or $218,180.

Sample Calculation of Number of Shares

      Assume that we have delivered an optional purchase notice specifying an investment amount of $240,000, the maximum amount we could request based on the foregoing sample investment amount calculation. In addition, assume that we set a floor price of $1.80 and that the VWAP for our common stock is as set forth in the table below.

      The number of shares to be issued based on any trading day during the applicable 22-day trading period is calculated based on the following formula:

     o    1/22 of the Investment Amount of $240,000

          divided by

     o    90% of the VWAP (the purchase price for that trading day).


      For example, for the first hypothetical trading day in the table below, the calculation is as follows: 1/22 of $240,000 is $10,909; divide $10,909 by 90% of the VWAP for that day ($2.1055 per share) to get 5,757 shares. Perform this calculation for each of the 22 measuring days, excluding any days on which the purchase price is below the $1.80 floor price and add the results to determine the number of shares to be issued. In the table below, there are two days that must be excluded, namely days 14 and 15.

      After excluding the days that are below the floor price, the actual investment amount would be $218,180 and the total number of shares we would issue to Grenville Finance would be 118,248, on condition that those shares not cause Grenville Finance to beneficially own more than 4.99% of our then outstanding common shares. Grenville Finance would pay $1.85 per share for the common shares issued.

             Weighted-Volume                      1/22 of
  Trading        Average          Purchase       Requested           Number of
    Day      Daily Stock Price*    Price**     Draw Down Amount      Shares Sold
    ---      ------------------    -------     ----------------      -----------

     1           $2.1055            1.8950        $10,909.00
     2           $2.1525            1.9373        $10,909.00
     3           $2.0472            1.8425        $10,909.00
     4           $2.0785            1.8707        $10,909.00
     5           $2.0773            1.8696        $10,909.00
     6           $2.0636            1.8572        $10,909.00
     7           $2.0311            1.8280        $10,909.00
     8           $2.0687            1.8618        $10,909.00
     9           $2.0638            1.8574        $10,909.00
     10          $2.0495            1.8446        $10,909.00
     11          $2.0194            1.8175        $10,909.00
     12          $2.0194            1.8175        $10,909.00
     13          $2.0194            1.8175        $10,909.00
     14          $1.9832            1.7849            ***              0
     15          $1.9832            1.7849            ***              0
     16          $2.0194            1.8175        $10,909.00
     17          $2.0194            1.8175        $10,909.00
     18          $2.0194            1.8175        $10,909.00
     19          $2.0194            1.8175        $10,909.00
     20          $2.0194            1.8175        $10,909.00
     21          $2.0903            1.8813        $10,909.00
     22          $2.0308            1.8277        $10,909.00
     --          -------            ------        ----------
   Total           N/A                N/A         $218,180.00       118,248

* The stock prices are illustrative only, and you should not consider them to be a forecast of our future stock price and stock-price volatility or representative of our historical stock price and stock-price volatility.

**   90% of the VWAP.

*** Excluded because the purchase price is below the $1.80 floor price specified in our hypothetical optional purchase notice.

      We would receive the investment amount ($218,180) less a 5% cash fee paid to the placement agent, Ladenburg Thalmann (equaling $10,909), for net proceeds to us of $207,271. Delivery of the requisite number of shares and payment of the investment amount would take place through an escrow agent.

Necessary Conditions Before Grenville Finance is Obligated to Purchase our
Shares

      The following constitute conditions to Grenville Finance's obligation to purchase the shares under the equity-line agreement:

     o that a registration statement with respect to the resale of shares of our common stock issued in connection with the equity-line agreement is filed with and declared effective by the SEC prior to the first delivery of an optional purchase notice, and a prospectus supplement is filed on the first trading day after each issuance of stock to Grenville Finance in connection with an optional purchase notice;

     o that the registration statement and related prospectus must remain effective throughout the 30-month period with no threatened or outstanding stop orders, suspensions, or withdrawal orders, whether temporary or permanent;

     o that we have performed all our obligations under the equity-line agreement;

     o that there is no material adverse change in our business, operations, properties, prospects or financial condition;

     o that we have not merged or consolidated with another company or transferred all or substantially all of our assets to another company, unless the acquiring company has agreed to honor all of the terms, conditions, rights and obligations of all parties under the equity-line agreement;

     o that no statute or order is in effect that prohibits consummation of the transactions contemplated by the equity-line agreement;

     o that no litigation or any investigation by any governmental authority is pending or threatened against us or Grenville Finance seeking to restrain, prevent, or change the transactions contemplated by the equity-line agreement or seeking damages in connection with those transactions;

     o that trading in our common shares has not been suspended by the SEC or the Over-the-Counter Bulletin Board (or any other market or exchange on which our common stock is traded), that our common stock is approved for listing or quotation on and has not been delisted from the Over-the-Counter Bulletin Board (or any other market or exchange on which our common shares is traded), and that our issuance of common stock under the equity-line agreement does not violate any shareholder approval requirements of any market or exchange on which our common stock is traded; and

     o    that Grenville Finance has received an opinion from our legal counsel.

Costs of Closing the Transaction

      Upon signing the equity-line agreement on July 2, 2001, we paid $15,000 to Grushko & Mittman, P.C., New York, Grenville Finance's legal counsel, in payment of Grenville Finance's legal costs. In addition, we issued the warrants described above in "Overview." Upon the closing of each issuance of shares in connection with an optional purchase notice, we are required to pay to Ladenburg Thalmann a cash fee equal to 5% of the final investment amount with respect to that optional purchase notice.

Termination of the Equity-Line Agreement

      The equity line of credit established by the equity-line agreement will terminate 30 months from the effective date of the registration statement of which this prospectus forms a part. Grenville Finance's obligation to purchase shares of our common stock in response to an optional purchase notice may terminate permanently prior to that time in the following circumstances:

     o there occurs any stop trade order by the SEC or securities market for our shares or suspension by the SEC of the effectiveness of the registration statement of which this prospectus is part for five consecutive trading days or for an aggregate of 20 trading days during the 30 month term of the equity-line agreement; or

     o during the 30-month term we fail to comply with our obligations under the equity-line agreement.

Indemnification of Grenville Finance

      Grenville Finance is entitled to customary indemnification from us for any losses or liabilities suffered by it based upon material misstatements in or omissions from this prospectus and the registration statement of which this prospectus forms a part, except as they relate to information supplied by Grenville Finance to us for inclusion in the prospectus and the registration statement.

                              SELLING SHAREHOLDERS

Grenville Finance Ltd.

      The selling stockholder is Grenville Finance, a British Virgin Islands company. Grenville Finance is engaged in the business of investing in publicly traded equity securities for its own account. Its principal offices are located at Trident Chambers, Road Town, Tortola, British Virgin Islands. Francois Morax will hold investment and voting control over any shares of our common stock owned by Grenville Finance. Grenville Finance does not currently own any of our securities. Other than its obligation to purchase common shares under the equity-line agreement, it has no other commitments or arrangements to purchase or sell any of our securities. There are no business relationships between Grenville Finance and us other than as contemplated by the common stock purchase agreement.

      The number of shares we are registering is based in part on our good faith estimate of the maximum number of shares we may issue to Grenville Finance under our equity-line agreement with their agreement, and we are under no obligation to issue any shares to Grenville Finance under the equity-line agreement. Accordingly, the number of shares we are registering may be greater than the number we actually issue under the equity-line agreement.

      This prospectus covers 375,000 shares of common stock issuable upon exercise of warrants that we issued to Grenville Finance in consideration for its commitment to purchase shares of our common stock under our equity-line agreement with them.

Ladenburg Thalmann & Co. Inc.

      Ladenburg Thalmann acted as placement agent in connection with the equity-line purchase agreement. Ladenburg Thalmann introduced us to Grenville Finance and assisted us with structuring the equity-line agreement. Ladenburg Thalmann's duties as placement agent were undertaken on a reasonable best efforts basis only. It made no commitment to purchase shares from us and did not ensure us of the successful placement of any securities.

      This prospectus covers 375,000 shares of common stock issuable upon exercise of warrants that we issued to Ladenburg Thalmann in consideration for their having introduced us to Grenville Finance. The decision to exercise those warrants, and the decision to sell any shares of our common stock issued pursuant to those warrants, will be made by Ladenburg Thalmann's officers and board of directors. Ladenburg Thalmann does not own any of our securities as of the date of this prospectus.


                              PLAN OF DISTRIBUTION

      We anticipate that Grenville Finance may sell all or a portion of the shares offered by this prospectus from time to time on the Over-the-Counter Bulletin Board, on securities exchanges or in private transactions, at fixed prices, at market prices prevailing at the time of sale or at prices reasonably related to the market price, at negotiated prices. Sale of the shares offered by this prospectus may be effected by one or more of the following methods:

     o ordinary brokerage transactions and transactions in which the broker solicits purchases;

     o sales to one or more brokers or dealers as principal, and resale by those brokers or dealers for their account, including resales to other brokers and dealers;

     o block trades in which a broker or dealer attempts to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; or

     o    privately negotiated transactions with purchasers.

      We are not aware as of the date of this prospectus of any agreements between Grenville Finance and any broker-dealers regarding the sale of the shares offered by this prospectus, although we have made no inquiry in that regard.


      We will file, during any period during which we are required to do so under our registration rights agreement with Grenville Finance, one or more post-effective amendments to the registration statement of which this prospectus is a part to describe any material information with respect to the plan of distribution not previously disclosed in this prospectus or any material change to such information in this prospectus.

      The selling stockbroker is an "underwriter" within the meaning of the Securities Act. Any broker, dealer or other agent executing sell orders on behalf of Grenville Finance may be considered to be underwriters within the meaning of the Securities Act, in which case commissions received by any of these brokers, dealers or agents and profit on any resale of the shares may be considered to be underwriting commissions under the Securities Act. These commissions received by a broker, dealer or agent may be in excess of customary compensation.

      All costs, fees and expenses of registration incurred in connection with the offering will be borne by us. All selling and other expenses incurred will be borne by Grenville Finance.


                                  LEGAL MATTERS

      The legality of the shares being offered will be passed upon by Kramer Levin Naftalis & Frankel LLP, New York, New York. This firm holds shares of our common stock.


                                     EXPERTS

      Our financial statements for the fiscal years ended March 31, 2000 and 2001, have been audited, appearing in this prospectus and registration statement, and have been provided by Albrecht, Viggiano, Zureck & Company, P.C., independent auditors, as set forth in their report thereon appearing elsewhere herein and in the registration statement, and are included in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement on Form SB-2 with the Securities and Exchange Commission relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus concerning the contents of any contract or other document referred to are not necessarily complete and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

      For further information with respect to us and the common stock we are offering, please refer to the registration statement. A copy of the registration statement can be inspected by anyone without charge at the public reference room of the SEC, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Chicago, Illinois 60601. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. Copies of these materials can be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC maintains a web site (http://www.sec.gov) that contains information regarding registrants that file electronically with the SEC.

                          Index to Financial Statements

                                                                       Page No.


Independent Auditors' Report.......................................        F-1

Financial Statements

   Balance Sheets..................................................        F-2

   Statements of Operations........................................        F-3

   Statements of Changes in Shareholders' Equity...................        F-4

   Statements of Cash Flows........................................        F-5

   Notes to Financial Statements................................... F-6 - F-16



  All schedules omitted are not required, not applicable, or the information is provided in the financial statements or notes therein.

AL B R E C H T , V I G G I A N O , Z U R E C K
        & C O M P A N Y , P.C.

                                                    CERTIFIED PUBLIC ACCOUNTANTS
                                                                25 SUFFOLK COURT
                                                            HAUPPAUGE, NY  11788
                                                                  (631) 434-9500


                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders
Cyber Digital, Inc.
Hauppauge, New York


We have audited the accompanying balance sheets of Cyber Digital, Inc. as of March 31, 2001 and 2000 and the related statements of operations, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying financial statements referred to in the first paragraph presents fairly, in all material respects, the financial position of Cyber Digital, Inc. as of March 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


Albrecht,       Viggiano,       Zureck & Co., P.C.


Hauppauge, New York
June 21, 2001, except for Note 12,
which is dated July 2, 2001

                               CYBER DIGITAL, INC.
                                 BALANCE SHEETS
                                    March 31,

                                                                  2001           2000
                                                             ------------    ------------
ASSETS

Current Assets
  Cash and cash equivalents                                  $     80,611    $  1,650,801
  Accounts receivable                                                 390           5,078
  Inventories                                                     663,607         592,125
  Prepaid and other current assets                                 33,084          52,990
                                                             ------------    ------------
                                     Total Current Assets         777,692       2,300,994

Property and Equipment, net                                       126,934         201,781

Other Assets                                                       26,374          21,750
                                                             ------------    ------------
                                                             $    931,000    $  2,524,525
                                                             ============    ============

LIABILITIES AND SHAREHOLDERS'  EQUITY

Current Liabilities
  Accounts payable, accrued expenses, and taxes              $    460,940    $    283,232
                                                             ------------    ------------
                                Total Current Liabilities         460,940         283,232
                                                             ------------    ------------

Commitments and Contingencies

Shareholders' Equity
  Preferred stock - $.05 par value; cumulative, convertible and participating; authorized 10,000,000 shares
      Series A; issued and outstanding - none at March 31, 2001
        and 2000                                                      -0-           -0-
      Series B-1; issued and outstanding - none at March 31, 2001
       and 2000, respectively                                         -0-           -0-
      Series B-2; issued and outstanding - none at March 31, 2001
        and 2000                                                      -0-           -0-
      Series C; issued and outstanding - 310 shares at
        March 31, 2001 and 2000                                        16            16
      Series D-1; issued and outstanding - -0- and 851 shares at
        March 31, 2001 and 2000                                       -0-            43
  Common stock - $.01 par value; authorized 60,000,000 shares;
    issued and outstanding 20,197,348 and 19,199,807
      shares at March 31, 2001 and 2000, respectively             201,974       191,998
  Additional paid-in capital                                   17,528,572    17,574,905
  Accumulated deficit                                        (17,260,502)   (15,525,669)
                                                             -----------   ------------

                                                                  470,060     2,241,293
                                                             -----------   ------------
                                                             $    931,000  $  2,524,525
                                                             ============  ============


               See accompanying notes to financial statements.

                               CYBER DIGITAL, INC.
                            STATEMENTS OF OPERATIONS
                              Years ended March 31,


                                                                       2001                  2000
                                                                 ------------            ------------
Net Sales                                                        $     37,539            $      6,497

Cost of Sales                                                          29,126                   3,672
                                                                 ------------            ------------

                                             Gross Profit               8,413                   2,825
                                                                 ------------            ------------

Operating Expenses
  Selling, general and administrative expenses                      1,265,844               1,379,924
  Research and development                                            316,117                 633,358
                                                                 ------------            ------------

                                   Total Operating Expenses         1,581,961               2,013,282
                                                                 ------------            ------------


                                     Loss from Operations          (1,573,548)             (2,010,457)
                                                                 ------------            ------------

Other Income (Expense)
  Interest income                                                      12,612                  56,126
  Loss on disposal of fixed assets                                     (1,053)                 (6,670)
  Other income                                                         36,830                     -0-
                                                                 ------------            ------------

                                       Total Other Income              48,389                  49,456

                                 Loss before Income Taxes          (1,525,159)             (1,961,001)

Provision (Benefit) for Income Taxes                                    2,655                    (301)
                                                                 ------------            ------------

                                                 Net Loss          (1,527,814)             (1,960,700)

                                 Preferred Stock Dividend             (35,419)               (129,056)
                                                                 ------------            ------------

                  Income Available to Common Shareholders        $ (1,563,233)           $ (2,089,756)
                                                                 ============            ============

Net Loss Per Share of Common Stock (See Note 5)

                               Loss from Operations - Basic      $       (.08)           $       (.11)
                                                                 ============            ============
                                                    Diluted      $       (.08)           $       (.11)
                                                                 ============            ============

                                           Net Loss - Basic      $       (.08)           $       (.11)
                                                                 ============            ============
                                                    Diluted      $       (.08)           $       (.11)
                                                                 ============            ============

Weighted average number of common shares outstanding               19,517,679              18,517,456
                                                                 ============            ============




               See accompanying notes to financial statements.

                             CYBER DIGITAL, INC.
                STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                       Years ended March 31, 2001 and 2000




                                                                       Series A                           Series B-1
                                                               Shares            Amount            Shares            Amount
                                                               =======           =======          ======            =======
Balance at March 31, 1999                                          -0-           $   -0-           2,420            $   121

Exercise of stock options

Preferred stock dividend - Series B-1

Conversion of Series B-1 Preferred Stock                                                          (2,420)              (121)

Issuance of 6% Series C Preferred Stock

Issuance of 8% Series D-1 Preferred Stock

Preferred stock dividend - Series D-1

Conversion of Series D-1 Preferred Stock

Net Loss

Balance at March 31, 2000                                          -0-           $   -0-             -0-            $   -0-

Preferred stock Series D-1 stock dividend

Conversion of Series D-1 Preferred Stock

Preferred stock Series D-1 cash dividend

Redemption of Series D-1 Preferred Stock

Exercise of stock options

Issuance of Common Stock

Net Loss

Balance at March 31, 2001                                          -0-           $   -0-             -0-            $   -0-
                                                               =======           =======          ======            =======



                                                                     Preferred Stock
                                                                       Series B-2                           Series C
                                                                Shares            Amount            Shares            Amount
                                                                ======            ========        ========            ======
Balance at March 31, 1999                                          -0-            $    -0-             -0-            $  -0-

Exercise of stock options

Preferred stock dividend - Series B-1

Conversion of Series B-1 Preferred Stock

Issuance of 6% Series C Preferred Stock                                                                310                16

Issuance of 8% Series D-1 Preferred Stock

Preferred stock dividend - Series D-1

Conversion of Series D-1 Preferred Stock

Net Loss

Balance at March 31, 2000                                          -0-            $    -0-             310            $   16

Preferred stock Series D-1 stock dividend

Conversion of Series D-1 Preferred Stock

Preferred stock Series D-1 cash dividend

Redemption of Series D-1 Preferred Stock

Exercise of stock options

Issuance of Common Stock

Net Loss

Balance at March 31, 2001                                          -0-            $    -0-             310            $   16
                                                                ======            ========        ========            ======



                                                                          Series D-1                         Common Stock
                                                                   Shares            Amount          Shares              Amount
                                                                ========             =======       ==========           =========
Balance at March 31, 1999                                            -0-             $   -0-       17,386,053           $ 173,861

Exercise of stock options                                                                             242,000               2,420

Preferred stock dividend - Series B-1                                                                  23,860                 238

Conversion of Series B-1 Preferred Stock                                                              837,370               8,374

Issuance of 6% Series C Preferred Stock

Issuance of 8% Series D-1 Preferred Stock                          3,000                 150

Preferred stock dividend - Series D-1                                                                  19,395                 194

Conversion of Series D-1 Preferred Stock                          (2,149)               (107)         691,129               6,911

Net Loss

Balance at March 31, 2000                                            851             $    43       19,199,807           $ 191,998

Preferred stock Series D-1 stock dividend                                                               7,477                  75

Conversion of Series D-1 Preferred Stock                            (279)                (14)         179,811               1,798

Preferred stock Series D-1 cash dividend

Redemption of Series D-1 Preferred Stock                            (572)                (29)

Exercise of stock options                                                                              75,000                 750

Issuance of Common Stock                                                                              735,253               7,353

Net Loss

Balance at March 31, 2001                                            -0-             $   -0-       20,197,348           $ 201,974
                                                                ========             =======       ==========           =========




                                                                  Additional                                      Total
                                                                    Paid-in              Accumulated          Shareholders'
                                                                    Capital                Deficit              Equity
                                                                  ===========            ============         ===========
Balance at March 31, 1999                                         $14,161,764           $(13,435,913)         $   899,833

Exercise of stock options                                             289,740                                     292,160

Preferred stock dividend - Series B-1                                  69,608                (69,846)                 -0-

Conversion of Series B-1 Preferred Stock                               (8,253)                                        -0-

Issuance of 6% Series C Preferred Stock                               309,984                                     310,000

Issuance of 8% Series D-1 Preferred Stock                           2,699,850                                   2,700,000

Preferred stock dividend - Series D-1                                  59,016                (59,210)                 -0-

Conversion of Series D-1 Preferred Stock                               (6,804)                    -0-                 -0-

Net Loss                                                                                   (1,960,700)         (1,960,700)

Balance at March 31, 2000                                         $17,574,905            $(15,525,669)        $ 2,241,293

Preferred stock Series D-1 stock dividend                              11,525                 (11,600)                -0-

Conversion of Series D-1 Preferred Stock                               (1,784)                    -0-                 -0-

Preferred stock Series D-1 cash dividend                                                      (23,819)            (23,819)

Redemption of Series D-1 Preferred Stock                             (514,771)               (171,600)           (686,400)

Exercise of stock options                                              74,250                                      75,000

Issuance of Common Stock                                              384,447                                     391,800

Net Loss                                                                                   (1,527,814)         (1,527,814)

Balance at March 31, 2001                                         $17,528,572            $(17,260,502)        $   470,060
                                                                  ===========            ============         ===========



               See accompanying notes to financial statements.

                               CYBER DIGITAL, INC.
                            STATEMENTS OF CASH FLOWS
                              Years ended March 31,

                                                                                          2001                2000
                                                                                      -----------         -----------
Cash Flows from Operating Activities
  Net loss                                                                            $(1,527,814)        $(1,960,700)
  Adjustments to reconcile net loss to
     net cash used in operating activities:
    Depreciation                                                                           74,007              71,663
    Loss on disposal of property and equipment                                              1,053               6,670
    (Increase) decrease in operating assets:
     Accounts receivable                                                                    4,688              (5,078)
     Inventories                                                                          (55,653)           (109,492)
     Prepaid and other current assets                                                      19,906             (23,800)
     Other assets                                                                          (4,624)             (7,400)
    Increase in operating liabilities:
     Accounts payable, accrued expenses and taxes                                         177,708             159,251
                                                                                      -----------         -----------

                    Net Cash Used in Operating Activities                              (1,310,729)         (1,868,886)
                                                                                      -----------         -----------

Cash Flows from Investing Activities
  Purchase of equipment                                                                   (18,042)            (29,305)
  Proceeds from sale of equipment                                                           2,000                 -0-
                                                                                      -----------         -----------

                    Net Cash Used in Investing Activities                                 (16,042)            (29,305)
                                                                                      -----------         -----------

Cash Flows from Financing Activities
  Issuance of common stock                                                                391,800                 -0-
  Exercise of common stock options                                                         75,000             292,160
  Issuance of preferred stock                                                                 -0-           3,010,000
  Redemption of preferred stock                                                          (686,400)                -0-
  Preferred stock dividend                                                                (23,819)                -0-
                                                                                      -----------         -----------

         Net Cash (Used) Provided by Financing Activities                                (243,419)          3,302,160
                                                                                      -----------         -----------

       Net (Decrease) Increase in Cash and Cash Equivalents                            (1,570,190)          1,403,969

Cash and Cash Equivalents at Beginning of Period                                        1,650,801             246,832
                                                                                      -----------         -----------

               Cash and Cash Equivalents at End of Period                             $    80,611         $ 1,650,801
                                                                                      ===========         ===========

Supplemental Disclosures of Cash Flow Information Cash paid during the period for:
    Income taxes                                                                      $       742         $     4,424


               See accompanying notes to financial statements.

                               CYBER DIGITAL, INC.
                          NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

Description of Business

Cyber Digital, Inc. (the "Company") was incorporated in the state of New York in April 1983. The Company designs, develops, manufactures and markets digital switching, internet and networking systems that enable simultaneous communication of voice and data to a large number of users. The Company's systems are based on its proprietary software technology which permits "modemless" transmission of data between a variety of incompatible and dissimilar end-user equipment, such as personal computers, printers, work stations and data terminals, over standard telephone lines.

Operating and Financing Matters

Since inception, the Company has devoted substantial resources to the design and development of the Company's systems and technology. As such, the Company has not achieved revenue growth and has incurred operating losses. At March 31, 2001, the Company had an accumulated deficit of $(17,260,502) and a shareholders' equity of $470,060. The decrease in equity from March 31, 2000 to March 31, 2001 is due mainly to a net operating loss during the year ended March 31, 2001. The Company historically has generated sufficient cash flow to support its operations mainly from these issuances of debt and equity securities. The Company anticipates additional issuances of debt and/or equity in the future. Subsequent to year-end, the Company received a firm commitment for additional financing as further discussed in Note 12.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued expenses, approximate fair value due to the relatively short maturity of these instruments. The estimated fair value amounts have been determined by the Company using available market information and the appropriate valuation methodologies. Considerable judgment is necessarily required in the interpreting of market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents.

                               CYBER DIGITAL, INC.
                          NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (continued)

Accounts Receivable

Accounts receivable are presented net of a zero allowance for doubtful accounts at March 31, 2001 and 2000. The allowance is based on prior experience and management's evaluation of the collectibility of accounts receivable. Management believes that the allowance is adequate. However, additions to the allowance may be necessary based on changes in economic conditions.

Inventories

The Company uses a cost system which approximates the first-in, first-out method. Inventories are valued at the lower of cost or market.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation and amortization are computed by the straight-line method over their estimated useful lives. Repairs and maintenance are charged against operations as incurred.

Revenue Recognition

The Company recognizes product system sales upon shipment and acceptance by the customer. Component parts and software sales are recognized upon shipment to the customer. The company also recognizes monthly income from the billing of internet services to its customers.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Deferred taxes also are recognized for operating losses that are available to offset future federal income taxes. The Company accounts for investment tax credits using the flow-through method, and thus reduces income tax expense in the year the related assets are placed in service.

Research and Development Costs

Research and development costs are charged to expense when incurred.

Warranty Expense

The Company records warranty expense as incurred and does not make a provision as shipments are made. Such expense has not been significant.

                               CYBER DIGITAL, INC.
                          NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (continued)

Impairment of Long-Lived Assets

The Financial Accounting Standards Board has issued Statement No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (FASB 121), which the Company has adopted effective April 1, 1996. FASB No. 121 requires that long-lived assets and certain identifiable intangibles held and used by the Company be reviewed for possible impairment whenever events or changes in circumstance indicate that the carrying amount of an asset may not be recoverable. FASB No. 121 also requires that long-lived assets and certain identifiable intangibles held for sale be reported at the lower of carrying amount of fair value less cost to sell. The Company determined that no impairment loss need be recognized for the applicable assets.

Earnings (Loss) Per Share

Effective for the Company's financial statements for the year ended March 31, 1998, the Company adopted SFAS No. 128, "Earnings per Share," which replaces the presentation of primary earnings per share ("EPS") and fully diluted EPS with a presentation of basic EPS and diluted EPS, respectively. Basic EPS excludes dilution and is computed by dividing earnings available to common stockholders by the weighted-average number of common shares outstanding for the period. Similar to fully diluted EPS, diluted EPS assumes conversion of the convertible preferred stock, the elimination of the related preferred stock dividend requirement, and the issuance of common stock for all other potentially dilutive equivalent shares outstanding.

Note 2 - Inventories

At March 31, inventories consist of:
                                                      2001           2000
                                                  ------------   ------------

               Raw materials                      $    605,527   $    528,221
               Finished goods                           58,080         63,904
                                                  ------------   ------------

                                                  $    663,607   $    592,125
                                                  ============   ============

Note 3 - Property and Equipment

Major classes of property and equipment consist of the following at March 31:

                                        2001          2000       Useful Lives
                                    -----------   ------------   -------------

       Machinery and equipment      $   339,115   $    385,743        5 years
       Furniture and fixtures            66,682         66,262        7 years
       Leasehold improvements             4,786          4,786     lease term
                                    -----------   ------------

                                        410,583        456,791
       Less:  Accumulated depreciation  283,649        255,010
                                    -----------   ------------

                                    $   126,934   $    201,781
                                    ===========   ============

                               CYBER DIGITAL, INC.
                          NOTES TO FINANCIAL STATEMENTS

Note 4 - Other Assets

Other assets consist of various security deposits.

Note 5 - Earnings (Loss) Per Share

Earnings per share ("EPS") has been computed and presented pursuant to the provisions of Statement of Financial Accounting Standards No. 128, Earnings per Share.

                                                      2001           2000
                                                  ------------   ------------

Net Loss                                          $ (1,527,814)  $ (1,960,700)
Dividends paid on Preferred Stock                      (35,419)      (129,056)
                                                  ------------   ------------

Income Available to Common Shareholders           $ (1,563,233)  $ (2,089,756)
                                                  ------------   ------------
Weighted Average Common Shares Outstanding          19,517,679     18,517,456
                                                  ------------   ------------

Basic EPS                                         $       (.08)  $       (.11)
Diluted EPS                                       $       (.08)  $       (.11)

Diluted earnings per share does not include any stock warrants, options, or convertible preferred stock as the inclusion of these items would be antidilutive to earnings per share.

Note 6 - Stock Option Plans

The Company's Board of Directors adopted, on November 7, 1997, the 1997 Stock Incentive Plan (the "1997 Plan"). The 1997 plan is a successor to the 1993 plan, which has been terminated. Under the terms of the 1997 Plan, 850,999 shares were reserved for issuance to officers, directors, other employees and consultants meeting certain qualifications. During March 2000, the 1997 plan was amended to increase the number of shares reserved for issuance from 850,999 to 2,850,999. Under the 1997 Plan, incentive stock options are granted at 100% of fair market value on the date of grant. The right to exercise the options accrues equally on each of the first, second, third and fourth anniversaries of the date of grant. Options granted under the plan expire on the day before the tenth anniversary of the plan.

Pursuant to the 1997 Plan, incentive stock options, nonqualified stock options, restricted stock and stock appreciation rights may be granted to such officers, directors, and employees of the Company, and to such consultants to the Company and such other persons or entities, as the Stock Option Committee of the Board of Directors (the "Committee") shall select. All incentive stock options ("ISO"), which may be granted only to employees and which provide certain tax advantages to the optionee, must have an exercise price of at least 100 percent of the fair market value of a share of common stock on the date the option is granted. No ISOs will be exercisable more than 10 years after the date of grant. ISOs granted to ten percent shareholders must have an exercise price of at least 110 percent of fair market value and may not be exercisable after the expiration of five years from grant. The exercise price and the term of nonqualified stock options will be determined by the Committee at the time of grant.

                               CYBER DIGITAL, INC.
                          NOTES TO FINANCIAL STATEMENTS

Note 6 - Stock Option Plans (continued)

Stock appreciation rights ("SARS") may be granted independently or in connection with all or any part of any option granted under the 1997 Plan, either at the time of grant of the option or at any time thereafter. The holder of an SAR has the right to receive from the Company, in cash or in shares as the Committee shall determine, an amount equal to the excess of the fair market value of the shares covered by the SAR at the date of exercise over the exercise price set at the date of grant of the SAR. At the request of the holder of an option, the committee may at its discretion substitute for the exercise of the option, compensation (in cash or in shares) in an amount equal to or less than the excess of the fair market value of the shares covered by the option at the request date over the exercise price set at the grant of the option.

A restricted stock award, entitling the recipient to acquire shares of common stock for a purchase price at least equal to par value may be granted to such persons and in such amounts and subject to such terms and conditions as the Committee may determine. Shares of restricted stock may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as specified in the 1997 Plan or the written agreement governing the grant. The Committee, at the time of grant, will specify the date or dates on which the nontransferability of the restricted stock shall lapse. During the 90 days following the termination of the grantee's employment for any reason, the Company has the right to require the return of any shares to which restrictions on transferability apply, in exchange for which the Company shall repay to the grantee any amount paid by the grantee for such shares.

Unless sooner terminated by the Board, the provisions of the 1997 Plan regarding the grant of ISOs shall terminate on the tenth anniversary of the adoption of the 1997 Plan by the Board. No ISOs shall thereafter be granted under the Plan, but all ISOs granted theretofore shall remain in effect in accordance with their terms.

In addition to these plans, the Company has issued non-qualified stock options and warrants upon the approval by the Board of Directors. Such options and warrants are granted at 100% of fair market value on the date of the grant. Information with respect to non-qualified stock options and warrants are summarized as follows:

                                                  Price            Shares
                                            ------------         -----------

     Outstanding, April 1, 2000             $.75 to $10.00        3,820,901
      Granted                               $.68 to $1.50           207,971
      Canceled                              $1.00 to $3.31         (120,000)
      Exercised                             $1.00 to $1.00          (75,000)

     Outstanding March 31, 2001                                   3,833,872
                                                                 ==========

                               CYBER DIGITAL, INC.
                          NOTES TO FINANCIAL STATEMENTS

Note 6 - Stock Option Plans (continued)

A summary of options and warrants as of March 31, 2001 follows:



                                                 Options Outstanding                          Options Exercisable
                         -------------------------------------------------------     --------------------------------
                                                     Weighted
                                                      Average          Weighted                           Weighted
                                                    Remaining          Average       Exercisable           Average
   Range of                 Outstanding            Contractual        Exercise          as of             Exercise
Exercise Prices               at 3/31/01               Life              Price          3/31/01            Price
---------------          --------------------  ------------------  -------------     ------------      --------------

 $.68 to $1.50           $      1,037,971              5.33         $   1.04        $     804,290              .99
$2.43 to $2.72                  1,275,000              7.56             2.68              739,896             2.67
$4.00 to $4.25                     20,000              3.29             4.25               19,375             4.26
$5.70 to $6.00                    651,888              2.45             5.89              329,103             5.92
$6.35 to $10.00                   849,013               .28             6.46              849,013      $      6.46
                         --------------------  ------------------  -------------     ------------      --------------
                         $      3,833,872              4.45         $   3.63           $2,741,677      $      3.75
                         ====================  ==================  =============    =============      ==============


In October 1995, the Financial Accounting Standards Board issued Statement No. 123 "Accounting for Stock-Based Compensation" ("FASB 123"), which is effective for the Company's year beginning April 1, 1996. As permitted under FASB 123, the Company has elected not to adopt the fair value based method of accounting for its stock-based compensation plans, but will continue to account for such compensation under the provisions of Accounting Principles Board Opinion No. 25. Pro forma information regarding net income and earnings per share is required by FASB 123, and has been determined as if the Company had accounted for its stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model.

The following assumptions were employed to estimate the fair value of stock options granted:
                                             Years Ended March 31,
                                          --------------------------
                                              2001          2000
                                          ------------  ------------
      Expected dividend yield                    0.00%         0.00%
      Expected price volatilities               91.00%        95.50%
      Risk-free interest rate                    4.40%         6.30%
      Expected life (years)                      9.10         9.00

For pro forma purposes, the estimated fair value of the Company's stock options is amortized over the options' vesting period. The Company pro forma information follows:

                                              2001          2000
                                          ------------  ------------
      Weighted average fair value of
        Options granted                   $        0.10  $       0.46

      Net Loss
       As reported                        $  (1,527,814) $ (1,960,700)
       Pro Forma                             (1,679,765)   (1,995,271)

      Net Loss Per Share
       As reported
         Basic                            $        (.08) $       (.11)
         Diluted                          $        (.08) $       (.11)
       Pro Forma
         Basic                            $        (.09) $       (.11)
         Diluted                          $        (.09) $       (.11)

                               CYBER DIGITAL, INC.
                          NOTES TO FINANCIAL STATEMENTS

Note 7 - Convertible, Cumulative and Participating Preferred Stock

During the year ended March 31, 1997, the Company completed two private placements of preferred stock. The Company sold 805 shares of 10% Series A preferred stock, priced at $10,000 per share. The Company also sold 2,000 shares of 10% Series B-1 preferred stock, priced at $1,000 per share.

In December 1998 and 1997, the Board of Directors declared and distributed a stock dividend on the preferred Series B-1 stock. The stock amounted to 220 and 200 shares of preferred Series B-1 stock at $1,000 per share, respectively. The stock dividends were equivalent to the 10% annual dividend on the preferred Series B-1 stock, plus $48,908 and $32,610 representing the beneficial conversion feature on the preferred stock dividend, respectively. During April 1999, all of the Company's outstanding Series B-1 preferred stock (2,420 shares) was converted into 837,370 shares of the Company's common stock. During April 1999, the Company paid a dividend to the Series B-1 preferred stockholders in the amount of $69,846. The Company paid this dividend through the issuance of 23,860 shares of the Company's common stock.

The 10% Series B-2 preferred stock is convertible into restricted common shares at a price which is the greater of (a) $7.50 per share or (b) 85% of the average closing price for the five days prior to the conversion date. As of March 31, 2001, this preferred stock remains unissued.

In July 1999, the Company completed a private placement of its 6% Series C preferred stock. The Company sold 310 shares at $1,000 per share. The private placement resulted in the Company receiving proceeds of $310,000. As of March 31, 2001, there are undeclared dividends of $42,602 on the Series C preferred stock.

The 6% Series C preferred stock is convertible into restricted common shares at a price to be determined based upon the following:

       A.    If the notice of conversion is given within ninety
             (90) days of issuance of the preferred shares, the conversion will be $6.00 per restricted common share.

       B. If the notice of conversion is given after ninety (90) days of the issuance of the preferred shares, the conversion price will be the lesser of the fixed conversion price of $6.00 per restricted common share or eighty-five percent (85%) of the average closing price of the Company's common stock for the five trading days prior to the conversion date, but not less than 50% of the fixed conversion price.

The Company has a right to redeem the Series C preferred stock at a price of 120% of the original Series C issue price, plus all unpaid dividends at the date of redemption. However, the holder has the right to block the redemption by delivering a notice of conversion to the Company within seven (7) trading days of the stockholder's receipt of a notice of general redemption.

In September 1999, the Company completed a private placement of its 8% Series D-1 preferred stock. The Company sold 3,000 shares at $1,000 per share. The private placement resulted in proceeds of $2,700,000, which is net of the stock issuance costs.

                               CYBER DIGITAL, INC.
                          NOTES TO FINANCIAL STATEMENTS

Note 7 - Convertible, Cumulative and Participating Preferred Stock (continued)

The 8% Series D-1 preferred stock is convertible into common shares at a price to be determined based upon the following:

     A. If the Company fails to list all its shares of common stock on the New York Stock Exchange, the NASDAQ SmallCap Market or the NASDAQ National Market within ninety (90) days of the original issuance date, the conversion price will be the lesser of:

                  1) 115% of the arithmetic average of the closing bid price of the common stock for the ten (10) trading days preceding the issuance date.

                  2) 80% of the lesser of the average of the three lowest closing sales prices of common stock during the twenty (20) consecutive trading days prior to the conversion or the closing bid price on such date.

     B. The Company has a right to redeem the Series D-1 preferred stock if the conversion price drops below $3.00 per share at the following prices:

                  1) Prior to April 4, 2000, a price of $1,150 per share plus all accrued dividends.

                  2) Between April 5, 2000 and October 4, 2000, a price of $1,200 per share plus all accrued dividends.

After October 4, 2000, the preferred stock cannot be redeemed by the Company.

During the fiscal years ended March 31, 2001 and 2000, pursuant to an optional conversion of Series D-1 preferred stock, 279 shares and 2,149 shares, respectively, were converted into 179,811 and 691,129 shares, respectively, of common.

During the fiscal years ended March 31, 2001 and 2000, the Company paid stock dividends in the amount of $11,600 and $59,210 to the Series D-1 preferred stockholders who converted their Series D-1 preferred stock. This dividend was paid through the issuance of 7,477 and 19,395, respectively, shares of the Company's common stock.

During the fiscal year ended March 31, 2001, pursuant to an optional redemption feature of Series D-1 preferred stock, the Company redeemed 572 shares of its Series D-1 preferred stock. The Company paid a cash dividend of $23,819 on these 572 shares.

Note 8 - Common Stock

During the year ended March 31, 2001, the Company received $300,000 under a stock subscription agreement. The common stock is deemed to be issued and outstanding as of March 31, 2001. The stock certificates were issued to the investors in June 2001.

                               CYBER DIGITAL, INC.
                          NOTES TO FINANCIAL STATEMENTS

Note 9 - Income Taxes

The Company has net operating loss carryforwards for tax purposes amounting to approximately $12 million that may be offset against future taxable income which expire through 2015. In addition, the Company has investment and research and development tax credits for tax purposes amounting to approximately $196,000 which expire through 2003.

Deferred income taxes are recognized for differences between the bases of assets and liabilities for financial statement and income tax purposes. The utilization of these tax attributes is contingent upon the Company's ability to generate future taxable income and tax before the tax attributes expire as well as Internal Revenue Code limitations. As a result, a valuation allowance equal to the full extent of the deferred tax asset has been established. The change in the deferred tax asset (as well as the valuation account) was approximately $611,000 for the fiscal year ended March 31, 2001.

The Company was subject to capital based taxes for New York State for the years ended March 31, 2001 and 2000.

Note 10 - Commitments and Contingencies

Employment Contract

During the year ended March 31, 1998, the Company entered into a new employment agreement with the Chairman. The new agreement is for a three year period covering August 4, 1997 through August 3, 2000. This agreement is renewable for successive three-year periods. On August 3, 2000, this employment contact was renewed for a three-year period.

Under this employment agreement, the Company is obligated to pay the Chairman $150,000 for the period ending August 3, 1998 with an annual increase of 10% for each subsequent year under the terms of employment. The Company also agrees that its Board of Directors may raise the Chairman's salary as soon as the financial resources of the Company and other business conditions permit. In such event, the Chairman's salary shall be comparable to that of chief executive officers of other technology driven publicly held companies.

This employment agreement can terminate for one of the following reasons: (1) disability, (2) death, (3) for cause, and (4) without cause, change in control.

The following payout terms apply if this agreement is terminated:

  1. In the case of disability, the Chairman shall be paid until the end of the month in which such disability occurs. The Chairman will receive royalties of 5% of the gross revenues earned by the Company each month for a period of fifteen years from the effective date of termination.

  2. If the agreement terminates due to the death of the Chairman, the agreement shall terminate immediately, except that the Chairman's wife, if any, or otherwise his estate, shall receive the Chairman's salary until the termination date, payments in the amount of the Chairman's base salary for a period of six months from the date of termination and the aforementioned royalty.

  3. If the agreement terminates due to cause. Cause is defined as willful misconduct by the executive or the conviction of a felony, the Chairman shall receive his regular salary until the end of the month in which such termination occurs. The Chairman must be notified at least ten days prior of his termination.

                               CYBER DIGITAL, INC.
                          NOTES TO FINANCIAL STATEMENTS

Note 10 - Commitments and Contingencies (continued)

  4. If the agreement terminates due to a change in control or without cause, the Chairman shall receive his salary until the end of the month in which he is terminated, an amount equal to three years base salary plus three times the prior year bonus, the aforementioned royalties and all of the Chairman's outstanding options will be deemed immediately vested and exercisable for a period of one year from the effective date of termination.

Operating Leases

Effective April 1, 1999, the Company renewed its noncancelable operating lease that expired on March 31, 1999. This lease was renewed for a five-year period with respect to the Company's executive offices and operations. Rent expense was $59,125 and $55,638 for the years ended March 31, 2001 and 2000, respectively.

In January 1998, the Company commenced a noncancelable operating lease that expired on February 28, 2000, with a renewal option for two additional, two-year periods, with respect to the Company's Indiana office. In October 1998, the Company began subleasing their Indiana office on a month-to-month basis. Rent expense was $-0- and $14,850 for the year ended March 31, 2001 and 2000, respectively. The expense for 2000 is net of sublease income. This lease was not renewed on February 28, 2000.

The Company also has noncancelable operating leases for vehicles. The monthly rental on the vehicles is $1,404. The amount charged to expense was $9,912 and $14,217 for the years ended March 31, 2001 and 2000, respectively.

Effective December 1, 1999, the Company commenced a noncancelable operating lease that expires on November 30, 2004 with respect to the Company's offices in Woburn, Massachusetts. Rent expense was $11,648 and $7,951 for the years ended March 31, 2001 and 2000, respectively.

Effective December 31, 1999, the Company commenced a noncancelable license agreement that expires on November 30, 2004 to install its telecommunications equipment in buildings in Woburn, Massachusetts. The monthly license fee of $2,600 is subject to various discounts if the Company meets certain criteria. The expense for the license agreement was $31,227 and $4,750 for the years ended March 31, 2001 and 2000, respectively.

Future minimum rentals are as follows:

            For years ending March 31, 2002        $  109,712
                                       2003           110,028
                                       2004           109,637
                                       2005            29,923
                                                   ----------

                                                   $  359,300
                                                   ==========

Government Regulation

The Company's operations are highly sensitive to regulations promulgated by the United States and throughout the world in which the Company has targeted its marketing efforts. These regulations or deregulations could affect both the competition for the Company's product as well as the costs associated with doing business abroad.

                               CYBER DIGITAL, INC.
                          NOTES TO FINANCIAL STATEMENTS

Note 10 - Commitments and Contingencies (continued)

Pending Litigation

The Company is a defendant in an action arising from an alleged wrongful termination of a purported agreement with Brockington Securities, Inc. The Company has asserted counter claims and intends to vigorously defend its position. The outcome and range of damages or settlement (if any) is unknown.

Although, as of the issuance date, no legal action has commenced against the Company or its directors by Uniworld Communications Co., ("UCC"), a New York company, they have threatened the Company and its directors for a possible litigation arising due to the contention that the Company refused to remove restrictive legend on 500,000 shares of common stock of the Company held by UCC. The Company had issued 500,000 restricted shares to UCC pursuant to a stock option agreement. The Company believes that UCC's threatened claims, if any, are without merit and the Company will vigorously defend its position.

Note 11 - Foreign Operations

During the year ended March 31, 1998, the Company formed a wholly owned subsidiary, Cyber Digital (India) Private Limited, under the rules and regulations of the Government of India. The subsidiary has not begun operations and has no assets as of March 31, 2001 and 2000.

During the year ended March 31, 2001, the Company financed a wholly owned subsidiary, Cyber Digital (Nigeria) Ltd. under the rules and regulations of the Government of Nigeria. The subsidiary has not begun operating and has no assets as of March 31, 2001.

Note 12 - Subsequent Event

Equity Line of Credit

During July 2001, the Company received a firm commitment for an equity line of credit for $6,000,000. The commitment allows for the Company to make twenty-four draws at a maximum of $250,000 per draw over a thirty-month period.

      No dealer, salesperson or other person
has been authorized to give any information
or to make any representations other than
those contained in this prospectus and, if
given or made, such information or
representations must not be relied upon as
having been authorized by us or by the                    CYBER DIGITAL, INC.
selling shareholders. This prospectus does
not constitute an offer to sell or a
solicitation of an offer to buy any security
other than the securities offered by this
prospectus, or an offer to sell or a
solicitation of an offer to buy any                        5,750,000 Shares
securities by person in any jurisdiction in which such offer or solicitation is not authorized or is unlawful. The delivery of this prospectus shall not, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date of this prospectus.

            -----------------

                                                              ----------
                                                              PROSPECTUS
                                                              ----------



                                                            ___________, 2001

                                     PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.  Indemnification of Directors and Officers.

      To the fullest extent that limitations on the liability of directors and officers are permitted by the New York Business Corporation Law, no director or officer of the Registrant shall have any liability to the Registrant or its Stockholder for damages. This limitation on liability applies to events occurring at the time a person serves as a director or officer of the Registrant whether or not such person is a director or officer at the time of any proceeding in which liability is asserted.

      The Registrant shall indemnify and advance expenses to its currently acting and its former directors to the fullest extent that indemnification of directors is permitted by the New York Business Corporation Law. The Registrant shall indemnify and advance expenses to its officers to the same extent as its directors and to such further extent as is consistent with law. The Board of Directors may, through a by-law, resolution or agreement, make further provisions for indemnification of directors, officers, employees and agents to the fullest extent permitted by the New York Business Corporation Law.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 25.  Other Expenses of Issuance and Distribution.

      The Registrant estimates that expenses payable by the Registrant in connection with the offering described in this Registration Statement (other than the underwriting discount and commissions and reasonable expense allowance) will be as follows:


SEC registration fee.................   $1,365.63
Accounting fees and expenses.........   $1,000.00
Legal fees and expenses .............   $10,000
Miscellaneous........................   $1,000
 Total...............................   $13,365.63


Item 26.  Recent Sales of Unregistered Securities.

      In March 2001, we concluded a private placement of 645,253 restricted shares of our common stock to certain accredited investors and received net proceeds of $300,000. These securities were issued without registration in reliance on Section 4(2) of the Securities Act of 1933, as amended.

Item 27.  Exhibits and Financial Statement Schedules.

   (a)  Exhibits.

 Exhibit No.   Description of Document
 -----------   -----------------------

   3.1         Composite Amended and Restated Certificate of Incorporation of
               the Company (including the Certificate of Amendment for the
               Series D1 Preferred Stock) (incorporated herein by reference to
               Exhibit 3.1 to the Company's Report on Form 8-K filed on October
               8, 1999 (the "8-K").
   3.2         Composite Amended and Restated Bylaws of the Company
               (incorporated herein by reference to Exhibit 3.1 to the Company's
               Quarterly Report on Form 10-QSB for the period ended September
               30, 1997 (the "September 1997 Form 10-QSB")).
   4.1         Form of Warrant Certificate (incorporated herein by reference to
               Exhibit 4.1 to the 8-K).
   4.2         Form of Registration Rights Agreement, dated as of September 30,
               1999, relating to the Series D1 Preferred Stock (incorporated herein by reference to Exhibit 4.2 to the 8-K).
   5.1         Opinion of Kramer Levin Naftalis & Frankel LLP.1
   10.1        1993 Stock Incentive Plan (incorporated herein by reference to
               Exhibit 10(a) to the Company's Annual Report on Form 10-K for the
               fiscal year ended March 31, 1994 (the "1994 Form 10-K").
   10.2        Amended and Restated Employment Agreement dated as of August 4,
               1997, between the Company and J.C. Chatpar (incorporated herein by reference to Exhibit 10.1 to the September 1997 Form 10-QSB).
   10.3        Manufacturing License Contract between the Company and National
               Telecommunications Co., dated as of December 4, 1995
               (incorporated herein by reference to Exhibit 10(c) to the
               Company's 1996 Form 10-KSB/A).
   10.4        Manufacturing License Contract between the Company and Gujarat
               Communications and Electronics, Ltd. dated as of May 30, 1996
               (incorporated herein by reference to Exhibit 10.5 to the
               Company's Annual Report on Form 10-KSB for the fiscal year ended
               March 31, 1997).
   10.5        Securities Purchase Agreement, dated as of September 30, 1999, by and among the Company and the Purchaser named therein, relating to the Series D1 Preferred Stock (incorporated herein by
               reference to Exhibit 10.1 to the 8-K).
   10.6        1997 Stock Incentive Plan (incorporated herein by reference to
               Exhibit 10.5 to the Company's 1999 Form 10-KSB/A).
   10.7*       Private equity line of credit agreement dated as of July 2, 2001, between Cyber Digital and Grenville Finance Ltd.
   10.8*       Registration rights agreement between Cyber Digital and Grenville
               Finance Ltd.
   10.9*       Form of warrant dated July 2, 2001, issued by Cyber Digital to
               Grenville Finance Ltd.
   10.10*      Form of warrant dated July 2,2001, issued by Cyber Digital to
               Ladenburg Thalmann & Co. Inc.
   23.1*       Consent of Albrecht, Viggiano, Zureck & Company, P.C., C.P.A.
   23.2*       Consent of Kramer Levin Naftalis & Frankel LLP (to be contained in the opinion to be filed as Exhibit 5.1 hereto).


----------------------

* Filed herewith.

Item 28.  Undertakings.

      (a)   The undersigned Registrant hereby undertakes:

            (1) To file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

               (i) include any Prospectus required by Section 10(a)(3) of the Securities Act;

               (ii) reflect in the Prospectus any facts or events which,
                    individually or together, represent a fundamental change in the information in the Registration Statement;

               (iii) include any additional or changed material information on the plan of distribution.


            (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration of the securities offered, and the offering of such securities at that time to be the initial bona fide offering.

            (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

      (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

      In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Hauppauge, State of New York, on August 1, 2001.

                               CYBER DIGITAL, INC.


                               By: /s/ J.C. Chatpar
                                  ---------------------------
                                  J.C. Chatpar
                                  Chairman of the Board, President and
                                  Chief Executive Officer


                                POWER OF ATTORNEY

      We, the undersigned directors and officers of Cyber Digital, Inc., hereby constitute and appoint J.C. Chatpar or Jack Dorfman, or either of them, as our true and lawful attorneys and agents, to do any and all acts and things in our name and behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said corporation to comply with the Securities Act, as amended, and any rules, regulations and requirements of the SEC in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names and in the capacities indicated below, any and all amendments (including post-effective amendments) hereto or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, as amended; and we hereby ratify and confirm all that the said attorneys and agents, or either of them, shall do or cause to be done by virtue hereof.

      In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.

Signature                   Title                              Date
---------                   -----                              ----

   /s/ J.C. Chatpar         President, Chief Executive         August 1, 2001
   ----------------         Officer, and Director
   J.C. Chatpar

   /s/ Jack P. Dorfman      Director                           August 1, 2001
   -------------------
   Jack P. Dorfman

   /s/ Jatinder Wadhwa      Director                           August 1, 2001
   -------------------
   Jatinder Wadhwa

   /s/ Andrew Van Etten     Director                          August 1, 2001
   --------------------
   Andrew Van Etten

                                INDEX TO EXHIBITS


  Exhibit No.     Description of Document
  -----------     -----------------------

      3.1         Composite Amended and Restated Certificate of Incorporation of
                  the Company (including the Certificate of Amendment for the
                  Series D1 Preferred Stock) (incorporated herein by reference to Exhibit 3.1 to the Company's Report on Form 8-K filed on
                  October 8, 1999 (the "8-K").
      3.2         Composite Amended and Restated Bylaws of the Company
                  (incorporated herein by reference to Exhibit 3.1 to the
                  Company's Quarterly Report on Form 10-QSB for the period ended
                  September 30, 1997 (the "September 1997 Form 10-QSB")).
      4.1         Form of Warrant Certificate (incorporated herein by reference to Exhibit 4.1 to the 8-K).
      4.2         Form of Registration Rights Agreement, dated as of September
                  30, 1999, relating to the Series D1 Preferred Stock
                  (incorporated herein by reference to Exhibit 4.2 to the 8-K).
      5.1         Opinion of Kramer Levin Naftalis & Frankel LLP.2
      10.1        1993 Stock Incentive Plan (incorporated herein by reference to
                  Exhibit 10(a) to the Company's Annual Report on Form 10-K for
                  the fiscal year ended March 31, 1994 (the "1994 Form 10-K").
      10.2        Amended and Restated Employment Agreement dated as of August
                  4, 1997, between the Company and J.C. Chatpar (incorporated herein by reference to Exhibit 10.1 to the September 1997 Form
                  10-QSB).
      10.3        Manufacturing License Contract between the Company and
                  National Telecommunications Co., dated as of December 4, 1995
                  (incorporated herein by reference to Exhibit 10(c) to the
                  Company's 1996 Form 10-KSB/A).
      10.4        Manufacturing License Contract between the Company and Gujarat
                  Communications and Electronics, Ltd. dated as of May 30, 1996
                  (incorporated herein by reference to Exhibit 10.5 to the
                  Company's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1997).
      10.5        Securities Purchase Agreement, dated as of September 30, 1999, by and among the Company and the Purchaser named therein,
                  relating to the Series D1 Preferred Stock (incorporated herein by reference to Exhibit 10.1 to the 8-K).
      10.6        1997 Stock Incentive Plan (incorporated herein by reference to
                  Exhibit 10.5 to the Company's 1999 Form 10-KSB/A).
      10.7*       Private equity line of credit agreement dated as of July 2,
                  2001, between Cyber Digital and Grenville Finance Ltd.
      10.8*       Registration rights agreement between Cyber Digital and
                  Grenville Finance Ltd.
      10.9*       Form of warrant dated July 2, 2001, issued by Cyber Digital to
                  Grenville Finance Ltd.
      10.10*      Form of warrant dated July 2,2001, issued by Cyber Digital to
                  Ladenburg Thalmann & Co. Inc.
      23.1*       Consent of Albrecht, Viggiano, Zureck & Company, P.C., C.P.A.
      23.2*       Consent of Kramer Levin Naftalis & Frankel LLP (to be
                  contained in the opinion to be filed as Exhibit 5.1 hereto).


---------------------

* Filed herewith.


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